As filed with the Securities and Exchange Commission on October 31, 2000
                           Registration No. __________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10
                   General Form for Registration of Securities
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934
                              ____________________

                                  NANOCOR, INC.
             (Exact name of registrant as specified in its charter)

     Delaware                                                  36-4040331
  (State or other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                              1350 West Shure Drive
                     Arlington Heights, Illinois 60004-7803
                                 (847) 394-8844
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              ____________________

                                  Larry Washow
                      Chairman and Chief Executive Officer
                              1350 West Shure Drive
                     Arlington Heights, Illinois 60004-7803
                                 (847) 394-8844
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              ____________________

                                    Copy to:
                           James W. Ashley, Jr., Esq.
                              Lord, Bissell & Brook
                            115 South LaSalle Street
                             Chicago, Illinois 60603
                                 (312) 443-0700

        Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                              Name of each exchange on which
 to be registered                                each class is to be registered

       None                                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
                                (Title of class)
                     Common Stock, par value $0.01 per share
          Series A Junior Participating Preferred Stock Purchase Rights

          NANOCOR, INC. Information Required in Registration Statement

Item 1. Business.

     The information set forth in the Preliminary Information Statement dated October 31, 2000 under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" is incorporated herein by reference.

Item 2. Financial Information.

     The information set forth in the Preliminary Information Statement under the captions "Pro Forma Financial Information"; "Selected Financial Data"; "Management's Discussion and Analysis of Financial Condition and Results of
Operations"; and "Index to Financial Statements and Financial Statement Schedules" is incorporated herein by reference.

Item 3. Properties.

     The information set forth in the Preliminary Information Statement under the caption "Business" is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The information set forth in the Preliminary Information Statement under the caption "Ownership of Nanocor Common Stock" is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information set forth in the Preliminary Information Statement under the caption "Management" is incorporated herein by reference.

Item 6. Executive Compensation.

     The information set forth in the Preliminary Information Statement under the caption "Management - - Executive Compensation" is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions.

     The information set forth in the Preliminary Information Statement under the caption "Relationship Between AMCOL and Nanocor" is incorporated herein by reference.

Item 8. Legal Proceedings.

     None.

Item 9. Market Price of and Dividends on the Registrant's Securities to be Registered.

     The information set forth in the Preliminary Information Statement under the captions "Selected Financial Data," "Dividend Policy," and "Description of Capital Stock" is incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

     Not applicable.

Item 11. Description of Registrant's Securities to be Registered.

     The information set forth in the Preliminary Information Statement under the caption "Description of Capital Stock" is incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

     The information set forth in the Preliminary Information Statement under the caption "Management - - Indemnification of Directors and Executive Officers and Limitation of Liability" is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

     The information set forth in the Preliminary Information Statement under the captions "Pro Forma Financial Information"; "Selected Financial Data"; "Management's Discussion and Analysis of Financial Condition and Results of
Operations"; and "Index to Financial Statements and Financial Statement Schedules" is incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Not applicable.

Item 15. Financial Statements and Exhibits.

     (a) Financial Statements.

     The information set forth in the Preliminary Information Statement under the captions "Pro Forma Financial Information"; "Selected Financial Data" and "Index to Financial Statements and Financial Statement Schedules" is incorporated herein by reference.

     (b) Exhibits.

Exhibit
Number   Description of Document

3.1  Restated Certificate of Incorporation of Registrant*
3.2  Amended and Restated By-Laws of Registrant*
4.1  Specimen certificate representing the common stock*
4.2  Form of Rights Agreement between Registrant and __________*
10.1 Form of Separation Agreement between AMCOL International Corporation and Registrant*
10.2 Form  of  Tax  Sharing  and   Indemnification   Agreement   between   AMCOL
     International Corporation and Registrant*
10.3 Form of Nanocor, Inc. 2000 Stock Plan*
10.4 Form of Indemnity Agreement between Registrant and Registrant's directors and officers*
21.1 List of the Registrant's subsidiaries**
27.1 Financial Data Schedule**
99.1 Preliminary Information Statement of Nanocor, Inc.**
_____________________

*    To be filed by amendment.
**   Filed herewith.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Nanocor, Inc.



                                            By:    /s/ Lawrence E. Washow
                                                Chief Executive Officer
Dated:  October 31, 2000

                                INDEX TO EXHIBITS

Exhibit
Number   Description of Document

3.1  Restated Certificate of Incorporation of Registrant*
3.2  Amended and Restated By-Laws of Registrant*
4.1  Specimen certificate representing the common stock*
4.2  Form of Rights Agreement between Registrant and __________*
10.1 Form of Separation Agreement between AMCOL International Corporation and Registrant*
10.2 Form  of  Tax  Sharing  and   Indemnification   Agreement   between   AMCOL
     International Corporation and Registrant*
10.3 Form of Nanocor, Inc. 2000 Stock Plan*
10.4 Form of Indemnity Agreement between Registrant and Registrant's directors and officers*
21.2 List of the Registrant's subsidiaries**
27.2 Financial Data Schedule**
99.1 Preliminary Information Statement of Nanocor, Inc.**
____________________

*        To be filed by amendment.
**       Filed herewith.

                                  EXHIBIT 21.1

                                  NANOCOR, INC.
                               SUBSIDIARY LISTING

Company Name                     Country                   Ownership %
Nanocor, Ltd.                    England                      100

                                  EXHIBIT 99.1

                         AMCOL INTERNATIONAL CORPORATION
                               ONE NORTH ARLINGTON
                        1500 WEST SHURE DRIVE, SUITE 500
                     ARLINGTON HEIGHTS, ILLINOIS 60004-7803
                                 (847) 394-8730

__________, 2000

Dear AMCOL Stockholder:

     I am pleased to inform you that on ________, 2000, the Board of Directors of AMCOL International Corporation declared a distribution to AMCOL's stockholders of shares of the stock of Nanocor, Inc., currently a wholly-owned subsidiary of AMCOL. The distribution will occur as of 12:01 a.m. CST on __________, 2000. Following the distribution, Nanocor will operate its nanocomposite business as an independent, public company.

     The record date for the distribution is __________, 2000. If you are a stockholder of record of AMCOL stock as of this record date, you will receive one share of Nanocor stock for every __ shares of AMCOL stock you own (and a cash payment instead of any fractional shares of Nanocor stock). The distribution of Nanocor stock will be taxable to AMCOL and you.

     No action is required on your part in order to receive your distribution. You will not be required to pay anything for the new shares or to surrender any AMCOL shares. The distribution agent will automatically credit your shares of Nanocor stock to a book-entry account established to hold your Nanocor stock and will mail you a statement of your Nanocor stock ownership as soon as possible after __________, 2000.

     The enclosed information statement explains the distribution in greater detail and provides financial and other important information regarding Nanocor. We urge you to read it carefully.

     Your Board of Directors has carefully considered the distribution of the Nanocor business. The Board and I believe that the distribution is in the best interests of AMCOL's stockholders. We are enthusiastic about the distribution and look forward to the future success of Nanocor as an independent company.

                                               Sincerely,


                                               John Hughes
                                               Chairman of the Board

                  Subject to Completion, dated October 31, 2000

                        PRELIMINARY INFORMATION STATEMENT

                                  NANOCOR, INC.

               Distribution of ___________ Shares of Common Stock

     This Information Statement is being furnished to you in connection with the distribution by AMCOL International Corporation to holders of its common stock of all of the outstanding shares of common stock of its subsidiary, Nanocor, Inc. Following the distribution, AMCOL will not own any shares of Nanocor common stock and Nanocor will be an independent public company.

     The distribution will be made to holders of AMCOL common stock of record as of the close of business on _______, 2000, the record date. Each such holder will receive one share of Nanocor stock for every __ shares of AMCOL common stock held on the record date. Stockholders will receive a cash payment in lieu of any fractional shares. The distribution of Nanocor common stock and cash for fractional shares will be taxable. The distribution will be made on _________, 2000.

     No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us one. AMCOL stockholders will not be required to pay for the shares of Nanocor common stock to be received by them in the distribution, or to surrender or to exchange shares of AMCOL common stock in order to receive Nanocor common stock, or to take any other action in connection with the distribution. Each share of Nanocor common stock will be accompanied by one preferred stock purchase right. There is no current trading market for Nanocor common stock. After the distribution, Nanocor expects its stock to be quoted for trading on the OTC Bulletin Board, under the symbol "___."

     In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 3.
                              ____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

                              ____________________

     This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
                              ____________________

           The date of this information statement is __________, 2000.

                                TABLE OF CONTENTS

SUMMARY.......................................................................1

RISK FACTORS..................................................................3

FORWARD-LOOKING STATEMENTS....................................................9

THE DISTRIBUTION..............................................................9

PRO FORMA FINANCIAL INFORMATION..............................................13

SELECTED FINANCIAL DATA......................................................18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS...........................................................19

BUSINESS.....................................................................20

MANAGEMENT...................................................................28

OWNERSHIP OF NANOCOR COMMON STOCK............................................35

RELATIONSHIP BETWEEN AMCOL AND NANOCOR.......................................38

DIVIDEND POLICY..............................................................40

DESCRIPTION OF CAPITAL STOCK.................................................40

WHERE YOU CAN FIND MORE INFORMATION..........................................46

INDEX TO FINANCIAL STATEMENTS...............................................F-1

                                     SUMMARY

     This summary highlights selected information from this information statement and may not contain all of the information that is important to you. To understand the distribution fully, you should read carefully this entire information statement.

Nanocor,  Inc.      Nanocor develops, markets and sells high purity, conditioned montmorillonite clays under the trade name "Nanomers" for use in a wide variety of plastic nanocomposites. Nanocor was incorporated under the laws of Delaware on August 21, 1995.

Distribution Ratio  You will  receive  one share of Nanocor  stock for every ___
                    shares of AMCOL stock that you own as of the close of business on the record date.

Securities to be
 Distributed       Based on  __________  shares of AMCOL stock  outstanding  on
                    __________, 2000, approximately __________ shares of Nanocor stock, together with associated preferred stock purchase rights, will be distributed. For more information about the preferred stock purchase rights, see "Description of Capital Stock -- Preferred Stock Rights Plan." The shares to be distributed will constitute all of the outstanding shares of Nanocor stock immediately after the distribution. After the distribution, Nanocor will have approximately __________ stockholders of record.

Fractional Shares.  Fractional  shares  of  Nanocor  common  stock  will  not be distributed. Fractional shares will be aggregated and sold in the public market by the distribution agent. The aggregate proceeds will be distributed ratably to those stockholders who would otherwise have received fractional shares.

Actions Required by
 AMCOL Stockholders No proxy or vote is necessary for the distribution to occur.
                    You do not need to, and should not, mail in any certificates of AMCOL stock to receive shares of Nanocor stock in the distribution.

Distribution Agent,
 Transfer Agent
 and Registrar
 for the Shares     Computershare  Investor  Services  will be the  distribution agent, transfer agent and registrar for the shares of Nanocor's common stock.

Record Date         The record date is the close of  business  on  ____________,
                    2000.

Distribution Date.  The shares of Nanocor  common stock will be  distributed  on
                    _______________, 2000.

U.S. Federal Income
 Tax Consequences   The   distribution   will  be   taxable  to  AMCOL  and  its
                    stockholders. See "U.S. Federal Income Tax Consequences of the Distribution" for further details.

Trading of Nanocor
 Stock              Nanocor common stock will not be listed on a stock exchange.
                    Nanocor expects its stock to be quoted for trading on the OTC Bulletin Board, a regulated quotation service that displays real-time quotes and other information regarding over-the-counter equity securities.

Relationship with
 AMCOL After the
 Distribution       Nanocor has entered  into a separation  agreement  and a tax sharing agreement with AMCOL. The separation  agreement sets
                    forth  the  arrangements   between  the  parties   regarding
                    Nanocor's separation from AMCOL and the distribution and the
                    relationship   between   AMCOL   and   Nanocor   after   the
                    distribution.  The tax sharing  agreement  generally defines
                    AMCOL's and Nanocor's rights and obligations with respect to tax matters for periods ending prior to the distribution.

Risk Factors        Stockholders should carefully consider the matters discussed under "Risk Factors."

Contact Information Prior  to  the  distribution,  stockholders  of  AMCOL  with inquiries relating to the distribution should contact:

                    Paul G. Shelton
                    Chief Financial Officer
                    AMCOL International Corporation
                    1500 West Shure Drive
                    Arlington Heights, Illinois 60004-7803
                    (847) 394-8730

                    After  the   distribution,   stockholders  of  Nanocor  with
                    inquiries relating to their investment in Nanocor common stock should contact:

                    Larry Washow
                    Chairman and Chief Executive Officer
                    Nanocor, Inc.
                    1350 West Shure Drive
                    Arlington Heights, Illinois 60004-7803
                    (847) 394-8844

Principal Executive
 Offices Nanocor's principal executive offices are located at 1350 West Shure Drive, Arlington Heights, Illinois 60004-7803, and its telephone number is (847) 394-8844.

                                  RISK FACTORS

     You should carefully consider the following risk factors, as well as the other information contained in this information statement in evaluating Nanocor and its common stock. If any of the following risks actually occurs, Nanocor's business could be harmed.

                      Risks Relating to Nanocor's Business

Nanocor has a limited history of commercial revenue and if it fails to successfully expand the commercialization of its products, its ability to increase revenue would be harmed.

     Nanomer products are in the early stage of commercialization and most product applications are in various stages of development or under evaluation. Nanomers have been sold only in limited quantities, often for evaluation purposes, and a significant market for Nanomers may never develop. Because the applications incorporating Nanomers are new and innovative, Nanocor expects the time-to-market for commercial products utilizing Nanomers to be between two and three years. Nanocor's failure to develop, manufacture and commercialize its products on a timely and cost-effective basis or successfully reduce the time-to-market of commercial products would have a material adverse effect on Nanocor's business, results of operations and financial condition.

Nanocor has a limited operating history, a history of losses and may not achieve or sustain profitability.

     Nanocor recently began generating sales of Nanomer products. More than 85% of Nanocor's sales in 1999 and through September 30, 2000 are sales of purified montmorillonite clays and not sales of Nanomers. It is difficult to evaluate Nanocor and its prospects based on such a short operating history. You should consider the risks, expenses and difficulties frequently encountered by companies in the early stages of development. Nanocor's products may never generate significant revenues. Nanocor has incurred net losses in each year since its inception. As of September 30, 2000, Nanocor had an accumulated deficit of approximately $18.3 million. Nanocor expects to incur operating losses in 2000 and 2001, and may incur losses in future periods as well. Nanocor may never achieve or sustain profitability. Nanocor will continue to make significant expenditures in order to grow its business, including research and development and sales and marketing expenditures. Nanocor cannot assure you that it will ever be able to generate a sufficient level of revenue to offset these expenditures. Nanocor's ability to increase revenue and achieve profitability will depend on its ability to timely develop, manufacture, introduce and sell increased amounts of its products.

If plastic nanocomposites do not achieve widespread commercial acceptance, Nanocor will not be able to sell its Nanomer products and its ability to increase revenues would be harmed.

     Widespread commercial acceptance of plastic nanocomposites is critical to Nanocor's future success. The market for plastic nanocomposites is relatively new and rapidly evolving. Nanocor's ability to increase revenues in the future depends on whether potential customers accept plastic nanocomposites which may be hindered by:

     o    the failure of prospective customers to recognize the value of plastic
          nanocomposites  and  replace  conventional   composites  with  plastic
          nanocomposites; and

     o the emergence of new technologies or industry standards that cause Nanocor's products to be less competitive or obsolete.

If additional funds are not available as needed, Nanocor may be unable to develop or grow its business.

     Nanocor believes that its current cash balances will be sufficient to meet its expected operating losses and working capital and capital expenditure requirements for the next ______ months. Nanocor's future capital requirements will depend on many factors, including the amount and timing of future revenues, the magnitude of its development and product testing programs and the costs necessary to increase its manufacturing capabilities. As a result, Nanocor cannot assure you that its projections with respect to its operating losses and its working capital and capital expenditure requirements are accurate. Nanocor may require additional funds to support its business sooner than expected. Nanocor may seek to raise additional funds through public or private financing or debt financings. Nanocor cannot assure you that additional financings will be available, or if available, will be on reasonable terms, nor can it assure you that these financings will not be dilutive to its stockholders. If financing is not available when required or is not available on acceptable terms, Nanocor may be unable to develop or grow its business. In addition, Nanocor may be unable to take advantage of business opportunities or respond to competitive pressures.

Nanocor relies heavily on collaborative relationships with customers, and if it is unable to initiate or sustain these relationships or if these relationships do not result in the sale of commercial products, its business may be harmed.

     Nanocor's future success partially  depends on its continued  relationships with collaborative customers and its ability to enter into collaborative relationships with new customers. If Nanocor is unable to initiate or sustain such collaborative relationships, it may be limited in its ability to independently develop, manufacture, market or sell current and future Nanomer products. Nanocor's ability to increase revenues depends on the customers' timely introduction of Nanomer product applications under development and the market's acceptance of these customers' products. Any delay in the customers' introduction of Nanomer product applications will delay Nanocor's receipt of revenues and may harm Nanocor's business.

Joint development agreements with collaborative customers contain exclusivity provisions which limit Nanocor's ability to sell jointly developed products to other customers.

     Certain joint development agreements with collaborative customers contain exclusivity provisions. These exclusivity provisions generally limit Nanocor's ability to sell the developed product to third parties and require the customer to purchase the product only from Nanocor. These exclusivity provisions are applicable for a limited time period, usually between one and two years. Nanocor is likely to enter into joint development agreements that contain similar exclusivity provisions in the future. Certain of these joint development agreements also provide for joint ownership of the intellectual property created in the development efforts. These customers may decide to manufacture jointly developed products internally or no longer pursue their development. These joint development agreements are often subject to unilateral termination by Nanocor's customers.

Nanocor derives a significant portion of its net sales from certain affiliates of AMCOL which are not obligated to continue to purchase products from Nanocor.

     Sales to other AMCOL subsidiaries has represented a significant portion of Nanocor's net sales. Sales to AMCOL affiliates represented 85% of Nanocor's net sales in the nine months ended September 30 2000 and 89% of Nanocor's net sales in 1999. Although Nanocor will attempt to retain this business, these AMCOL affiliates are not obligated to continue to purchase products from Nanocor. Nanocor cannot assure you that purchases of its products by AMCOL affiliates will not significantly decline.

Nanocor may not be able to maintain and expand its business if it is not able to recruit, hire and retain sufficient qualified personnel.

     Nanocor's products require sophisticated manufacturing, research and development, marketing and sales, and technical support. Many of Nanocor's employees hold advanced science degrees. Nanocor's success depends on its ability to attract, train and retain qualified personnel. Competition for personnel in these areas is very strong due to the limited number of people available with the necessary technical skills and understanding of Nanocor's products and technology. Nanocor may not be able to hire sufficient personnel to support its business. If Nanocor fails to attract and retain qualified personnel, its business, operations and product development efforts would suffer.

If Nanocor is unable to keep pace with the rapidly changing advanced materials technologies industry standards and market trends, its business could be harmed.

     Rapid changes have occurred, and are likely to continue to occur, in the development of advanced materials and processes. Nanocor's future success will depend, in large part, upon its ability to keep pace with advanced materials technologies, industry standards and market trends. Nanocor will need to continue to develop and introduce new and improved products on a timely basis which will require substantial resources. Nanocor's development efforts may be rendered obsolete by the research efforts and technological advances of others. Also, other advanced or conventional materials may prove more advantageous than those produced by Nanocor.

If Nanocor is unable to manage its growth effectively, its business could be harmed.

     As demand for its products grows, Nanocor will need to expand its research and development, marketing and manufacturing capabilities, as well as its technical support. Nanocor will also need to improve its financial and managerial controls, reporting systems and procedures. The technical complexities of Nanocor's products and the rapidly evolving markets it serves will require a high level of management effectiveness to manage the expansion of its operations. If Nanocor is unable to manage its growth effectively, its business could be harmed.

Nanocor is subject to competition from better-capitalized companies and Nanocor believes this competition will increase over time.

     The advanced materials industry is very competitive. The plastic nanocomposite market is characterized by significant research and development efforts by governmental entities and private enterprises worldwide. Nanocor believes competition will increase in the future as more product applications with significant commercial potential are developed. Nanomer products compete directly with conventional and advanced materials and technology. Nanocor's competitors may succeed in developing materials, technologies and products that exhibit superior performance, are more commercially desirable or are more cost effective than its Nanomer products. Many of Nanocor's current and potential competitors have substantially greater financial and technical resources, larger research and development staffs, and greater manufacturing and marketing
capabilities  than  Nanocor.   The  failure  of  Nanomer  products  to  improve
performance sufficiently at an acceptable price, achieve commercial acceptance or otherwise compete with conventional or advanced materials would have a material adverse effect on Nanocor's business, results of operations and financial condition.

Claims that Nanocor infringes third-party intellectual property rights could result in significant expenses or restrictions on Nanocor's ability to sell its products.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Third parties may assert patent, copyright, trademark and other intellectual property rights to technologies used in Nanocor's business. Any claims, regardless of merit, could result in time-consuming, costly litigation, and divert the efforts of Nanocor's technical and management personnel. If Nanocor is unsuccessful in defending itself against these types of claims, it may be required to do one or more of the following:

     o    stop  selling   products  that  use  or  incorporate   the  challenged
          intellectual property;

     o    attempt to obtain a license to sell or use the relevant  technology or
          substitute   technology,   which  license  may  not  be  available  on
          reasonable terms, or at all; or

     o    redesign those products that use the relevant technology.

     In the event a claim against Nanocor was successful and it could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign its products to avoid infringement, Nanocor's business would be significantly harmed.

Nanocor's   inability   to  protect  its   intellectual   property   rights  may
significantly impair its competitive position.

     Nanocor relies on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect its proprietary rights. Although it has numerous issued patents and pending patent applications, Nanocor cannot assure you that any patents will issue as a result of its pending patent applications or, if issued, that any patent claim allowed will be sufficiently broad to protect its technology. In addition, Nanocor cannot assure you that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted under these patents would provide it with meaningful protection of its technology. Despite Nanocor's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Nanocor's products or technology. Nanocor may be unable to detect the unauthorized use of its intellectual property or to take appropriate steps to enforce its intellectual property rights. Policing unauthorized use of Nanocor's products and technology is difficult. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Nanocor's inability to adequately protect unauthorized use of its intellectual property could devalue the proprietary content and impair Nanocor's ability to compete effectively. Enforcing Nanocor's intellectual property rights could result in the expenditure of significant financial and managerial resources.

Nanocor and its products are subject to a number of legal requirements that may increase its costs of doing business.

     Nanocor's properties and business operations are subject to a wide variety of federal, state, and local environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances used in its manufacturing processes. Nanocor cannot assure you that these legal requirements will not impose the need for additional capital expenditures or other requirements. If Nanocor fails to obtain required permits or otherwise fails to operate within these or future legal requirements, it may be required to pay substantial penalties, suspend its operations or make costly changes to its manufacturing processes or facilities. Although Nanocor believes that it is in compliance and has complied with all applicable legal requirements, it may also be required to incur additional costs to comply with current or future legal requirements.

     Certain products which contain Nanocor's products are subject to regulation and approval by the U.S. Food and Drug Administration (FDA). The FDA regulations often impose testing, control and documentation requirements on Nanocor which increase the cost of doing business. If the FDA were to deny, suspend or revoke its approval of a product which contained Nanocor's products, Nanocor's business may suffer.

Nanocor has limited manufacturing capacity and experience and may incur significant and unforeseen costs in manufacturing substantial quantities of its products.

     Nanocor's  success  will  depend,  in part,  on its ability to  manufacture
Nanomer  products  in  sufficient  quantities,   with  consistent  quality,  at
acceptable cost and on a timely basis. Nanocor has limited experience in high-volume manufacturing and may incur significant costs and unforeseen expenses in connection with attempts to manufacture substantial quantities of Nanomer products.

     Nanocor will need to improve manufacturing efficiency and expand manufacturing capacity in the future to meet anticipated market demands. Nanocor may be unable to make the transition from pilot manufacturing to high-volume manufacturing successfully on a timely basis. Nanocor's surface treatment process may be unable to successfully produce significant quantities of Nanomer products with consistent quality, at acceptable cost and on a timely basis.

             Risks Relating to the Separation of Nanocor from AMCOL

Nanocor  has never  operated  as an  independent  company,  and may be unable to
implement  the  changes  necessary  to  operate  independently,   or  may  incur
significant additional costs as a stand-alone company.

     Prior to the distribution, Nanocor was operated by AMCOL as part of its broader business operations. AMCOL has historically provided Nanocor with administrative, management and other corporate functions, as well as financial support. Following the distribution, Nanocor will operate as a stand-alone company and must develop and implement the administrative, management and reporting systems and control functions necessary to support its business. Because Nanocor has never operated as an independent company, Nanocor cannot assure you that it will be able to successfully implement the changes necessary to operate independently or that it will not incur significant additional costs as a stand-alone company.

Nanocor's financial information may not be representative of its results as a separate company.

     The financial information included in this information statement may not reflect what Nanocor's results of operation, financial position and cash flows would have been had it been a stand-alone company during the periods presented. AMCOL did not account for Nanocor as, and Nanocor was not operated as, a stand-alone company during these periods. In addition, the financial information included in this information statement is not necessarily indicative of what Nanocor's results of operations, financial position and cash flows will be in the future. Nanocor has not made adjustments to reflect many significant changes that will occur in its cost structure, funding and operations as a result of its separation from AMCOL, including changes in Nanocor's management structure and the increased costs associated with being a public, stand-alone company.

     For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes.

               Risks Relating to Ownership of Nanocor Common Stock

Prior to the distribution, there has not been a public market for Nanocor's stock and Nanocor cannot assure you that an active trading market will develop or be sustained after the distribution.

     Prior to the distribution, there has not been a public market for Nanocor's common stock. After the distribution, Nanocor expects its common stock to be quoted for trading on the OTC Bulletin Board, a regulated quotation service that displays real-time quotes and other information regarding over-the-counter equity securities. Nanocor cannot assure you that an active trading market will develop or will be sustained after the distribution. If an active trading market does not develop, bid and ask prices for shares of Nanocor common stock may not be available or may vary significantly at any given time and you may not be able to sell your Nanocor shares at certain times.

The market prices for securities of technology related companies have been volatile in recent years and Nanocor's stock price could fluctuate significantly after the distribution.

     The market price of Nanocor's stock could fluctuate significantly. Factors that could affect the stock price include:

     o    the depth and liquidity of the market for Nanocor common stock;

     o    investor perceptions of Nanocor and its business;

     o    Nanocor's financial results;

     o announcements or implementation by Nanocor or its competitors of technical innovations or new products; and

     o economic and stock market conditions generally and specifically as they may impact participants in the advanced materials industry.

     In addition, the securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance. In particular, there has been significant volatility in the market price of securities of technology related companies which are still primarily engaged in product development activities, such as Nanocor. These broad fluctuations may adversely affect the trading price of Nanocor's common stock.

A large amount of Nanocor's shares will be eligible for immediate sale after the distribution, which may cause Nanocor's stock price to significantly decline.

     After the distribution, Nanocor will have _____ shares of common stock outstanding. All of these shares will be freely tradeable and eligible for immediate sale in the public market, other than shares held by affiliates of Nanocor, as that term is defined under Rule 144 of the Securities Act. A significant number of stockholders may attempt to sell their shares following completion of the distribution. Nanocor cannot assure you that any buyers will be willing to purchase these Nanocor shares. Any sales of substantial amounts of Nanocor's common stock in the public market, or the perception that such sales might occur, whether as a result of the distribution or otherwise, could cause the market price of Nanocor's common stock to decline.

Provisions in Nanocor's charter documents and Delaware law may delay or prevent an acquisition of Nanocor, which could decrease the value of your Nanocor shares.

     Nanocor's restated certificate of incorporation and by-laws and Delaware law contain provisions that could make it more difficult for a third party to acquire Nanocor without the consent of its board of directors. These provisions include a classified board of directors and limitations on actions by stockholders by written consent. In addition, Nanocor's board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and business combinations between Nanocor and any holder of 15% or more of Nanocor's outstanding common stock. These provisions apply even if the offer may be considered beneficial by some stockholders. For a more detailed discussion of these provisions, see "Description of Capital Stock - - Anti-Takeover Effects of Our Charter and By Laws and Delaware Law."

                           FORWARD-LOOKING STATEMENTS

     This document contains certain statements about Nanocor that may be "forward-looking statements." "Forward-looking statements" are statements that are not historical facts, but instead are expectations, projections or assumptions, which involve a degree of risk and uncertainty. You may find these statements under the captions "The Distribution," "Management's Discussion and Analysis of Results of Operations and Financial Condition," and "Business" in this information statement. Forward-looking statements may be preceded by the words "anticipates," "believes," "expects," "intends," "projects," "forecasts," and similar expressions. In making any of these forward-looking statements, Nanocor believes that the expectations are based on reasonable assumptions. However, they are still predictions. Because predictions involve risk and uncertainty, there are many factors, which could cause actual events or results to differ significantly from what Nanocor is currently expressing or implying. The most significant of these factors are discussed above under the caption "Risk Factors." Additional risks and uncertainties not presently known to Nanocor, or that it currently believes to be immaterial may also adversely affect Nanocor's business.

                                THE DISTRIBUTION

General

     AMCOL's board of directors has approved the distribution of all of the outstanding shares of Nanocor common stock to the holders of AMCOL common stock. In the distribution, each holder of AMCOL common stock will receive as a dividend one share of Nanocor common stock and an associated preferred stock purchase right for every ___ shares of AMCOL common stock held on __________, 2000, the record date. Please see "Description of Capital Stock - - Preferred Stock Rights Plan" for a description of these rights.

Manner of Effecting the Distribution

     The distribution will be made on __________, 2000, the distribution date, on a pro-rata basis to holders of record of AMCOL common stock at the close of business on _________, 2000, the record date. On or before the distribution date, AMCOL will deliver all of the outstanding shares of Nanocor common stock to Computershare Investor Services, the distribution agent. Nanocor currently intends to use a book-entry system to maintain its stock records. Book entry
refers  to  a  method  of  recording   stock  ownership  in
which no physical certificates are used. For AMCOL stockholders who own AMCOL common stock in registered form, the distribution agent will credit their shares of Nanocor common stock to book entry accounts established to hold their Nanocor common stock. The distribution agent will send these stockholders a statement reflecting their Nanocor common stock ownership. For AMCOL stockholders who own their AMCOL shares through a broker or other nominee, their shares of Nanocor common stock will be credited to these stockholders' accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. A delivery of a share of Nanocor common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with such share. Following the distribution, stockholders whose shares are held in book entry form may request that their shares of Nanocor common stock be transferred to a brokerage or other account at any time as well as delivery of physical stock certificates for their shares, in each case without charge.

     AMCOL stockholders will not be required to pay for shares of Nanocor common stock received in the distribution, or to surrender or exchange shares of AMCOL common stock to receive Nanocor common stock, or to take any other action in connection with the distribution. No vote of AMCOL stockholders is required or sought in connection with the distribution, and AMCOL stockholders have no appraisal rights in connection with the distribution.

     Fractional shares of Nanocor common stock will not be issued to AMCOL stockholders as part of the distribution nor credited to book-entry accounts. In lieu of receiving fractional shares, each holder of AMCOL common stock who would otherwise be entitled to receive a fractional share of Nanocor common stock will receive cash for the fractional interest. As soon as practicable after the distribution date, the distribution agent will aggregate fractional shares by holders of record into whole shares and sell them in the open market at then prevailing market prices and distribute the aggregate proceeds of these sales (net of brokerage fees) ratably to AMCOL stockholders otherwise entitled to fractional interests. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date.

     Because the distribution will be effected in the manner described above, many of Nanocor's stockholders may hold odd lots, or blocks of less than 100 shares. An investor selling an odd lot may be required to pay a higher commission rate than an investor selling round lots, or blocks of 100 shares.

Background and Reasons for the Distribution

     On September 18, 2000 AMCOL announced that its board of directors had authorized management to explore strategic alternatives to enhance stockholder value, including a merger or sale of the company and the sale or distribution of one or more of AMCOL's businesses. Since that date, AMCOL and Lehman Brothers, its financial advisors, have engaged in discussions with several parties who indicated an interest in acquiring AMCOL.

     Based on these discussions and the advice of its financial advisor, AMCOL's board of directors believes that the value of Nanocor as a separate independent company is greater than the value which can be presently obtained for Nanocor's business in a separate sale or as part of a sale of AMCOL. As a result, on _________, 2000, AMCOL's board of directors determined that the distribution of Nanocor to AMCOL's stockholders, as part of a sale of AMCOL, is in the best interests of AMCOL and its stockholders. AMCOL's distribution of Nanocor is subject to the execution of a definitive agreement for the sale of AMCOL.

Results of the Distribution

     After the distribution, Nanocor will be an independent public company owning and operating the nanocomposites business previously operated by AMCOL. Immediately after the distribution, Nanocor expects to have approximately __________ holders of record and approximately __________ shares of its common stock outstanding, based on the number of record stockholders and outstanding shares of AMCOL common stock on __________, 2000, and the distribution ratio of one share of Nanocor common stock for every ___ shares of AMCOL common stock. The actual number of shares of Nanocor common stock to be distributed will be determined on the record date. The distribution will not affect the number of outstanding shares of AMCOL common stock or any rights of AMCOL stockholders.

U. S. Federal Income Tax Consequences of the Distribution

     The following summary briefly describes the United States federal income tax consequences of the distribution. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder and judicial and administrative interpretations of the Code and Treasury regulations, all as in effect on the date of this information statement, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect.

     No rulings have been or will be requested from the Internal Revenue Service, or the IRS, as to the matters discussed herein and, as to some of such matters, such a ruling might not be obtainable even if requested. Accordingly, no assurance can be given that the IRS will not challenge the federal income tax treatment of certain matters discussed herein, which challenge, if any, might be upheld by the courts.

     This summary is for general information only and does not address the effects of any state, local or foreign tax laws on the distribution. The tax treatment of a holder of AMCOL common stock may vary depending on his or her particular situation, and some holders may be subject to special rules not discussed below. The discussion assumes that a holder of AMCOL common stock holds his or her stock as a capital asset and that the stock was not received, and will not be treated, as compensation. Except as set forth below, the following discussion does not address the tax consequences to a holder of AMCOL common stock that is a non-U.S. person. A non-U.S. person is (i) an alien individual who is not a resident of the United States, (ii) a corporation or partnership that is not created or organized under the laws of the United States or of any state, (iii) an estate that is not subject to United States federal income tax on a net income basis, or (iv) a trust the administration of which is not subject to primary supervision of a United States court or with respect to which no United States person has authority to control all substantial decisions.

     The distribution will be a taxable event to both AMCOL and its stockholders. AMCOL will be deemed to have sold the distributed Nanocor common stock for its fair market value and will recognize gain equal to the difference between that fair market value and AMCOL's tax basis for the Nanocor common stock being distributed. AMCOL estimates that this recognized gain will be $__________.

     As described in "Background and Reasons for the Distribution," the distribution is intended to be part of an overall transaction in which all AMCOL stockholders will dispose of their AMCOL common stock in connection with a sale of AMCOL. Accordingly, AMCOL believes that the distribution will be treated as a redemption under Section 302(b)(3) of the Code. For federal income tax purposes, each AMCOL stockholder will be deemed to have received the Nanocor common stock and any cash for fractional shares as additional consideration for the sale of his or her AMCOL common stock in connection with the sale of AMCOL. Thus, each AMCOL stockholder will recognize gain or loss equal to the difference between the sum of the consideration received in connection with the sale of AMCOL, the value of the Nanocor common stock received in the distribution, and the amount of cash received for any fractional shares of Nanocor and the stockholders' adjusted basis for all of the AMCOL common stock sold or surrendered in connection with the sale of AMCOL. Any gain or loss would be considered long-term capital gain or loss if the AMCOL stock sold in connection with the sale of AMCOL has been held for more than one year and short-term capital gain or loss if the AMCOL stock was owned less than one year.

     If the distribution does not qualify as a redemption, it will be treated as a taxable dividend. In such case, the fair market value of the Nanocor stock received and the cash received for any fractional shares will be taxable as ordinary income with no reduction for any portion of the stockholder's basis in the AMCOL stock.

Each AMCOL stockholder should consult his or her own tax advisor about the particular tax consequences of the distribution to such stockholder, including the application of any state, local and foreign tax laws, and possible changes in tax laws that may affect the tax consequences described above.

Trading of Nanocor Common Stock

     There is not currently a public market for Nanocor's common stock. After the distribution, Nanocor expects its stock to be quoted for trading on the OTC Bulletin Board, a regulated quotation service that displays real-time quotes and other information regarding over-the-counter equity securities.

     Nanocor cannot assure you as to the price at which its common stock will trade or that an active trading market will develop or be sustained after the distribution. The price at which Nanocor's common stock trades may fluctuate significantly until an orderly market develops. In addition, the combined trading prices of AMCOL's common stock and Nanocor's common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of AMCOL's common stock prior to the distribution.

Reason for Furnishing this Information Statement

     This information statement is being furnished by AMCOL solely to provide information to stockholders of AMCOL who will receive shares of Nanocor common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Nanocor's securities. The information contained in this information statement is believed by Nanocor to be accurate as of the date set forth on the cover. Changes may occur after that date, and Nanocor will not update this information, except in the normal course of its public disclosure obligations and practices.

                         PRO FORMA FINANCIAL INFORMATION

     The unaudited Pro Forma Statements of Operations of Nanocor for the nine months ended September 30, 2000 and for the year ended December 31, 1999 present the pro forma results of operations of Nanocor assuming that the transactions contemplated by the distribution, including the additional capital contribution from AMCOL, had been completed as of the beginning of the respective periods, and include all material adjustments necessary to restate Nanocor's historical results. The adjustments required to reflect such transactions are set forth in the "Pro Forma Adjustments" column.

     The unaudited Pro Forma Balance Sheet of Nanocor as of September 30, 2000 presents the pro forma financial position of Nanocor, assuming that the transactions contemplated by the distribution described in the preceding paragraph had been completed as of that date. The adjustments required to reflect such transactions are set forth in the "Pro Forma Adjustments" column.

     The unaudited pro forma financial statements of Nanocor should be read in conjunction with the historical financial statements and related notes of Nanocor included elsewhere in this information statement. The pro forma financial information presented is for informational purposes only and may not necessarily reflect future results of operations or financial position of Nanocor or what the results of operations or financial position of Nanocor would actually have been had Nanocor operated as an independent company during the periods shown.

                                  NANOCOR, INC.
                             Pro Forma Balance Sheet
                      (Unaudited and dollars in thousands)

                                   ASSETS                                                   September 30, 2000
                                                                                                   Pro Forma
                                                                                Historical      Adjustments (1)    Pro Forma
Current assets:
     Accounts receivable, trade...........................................     $      25         $      --         $      25
     Inventories..........................................................           231                --               231
     Prepaid expenses.....................................................             8                --                 8
     Current deferred tax asset...........................................            30                --                30
         Total current assets.............................................           294                --               294

Property, plant, equipment, and mineral rights:
     Land and mineral rights..............................................           351                --               351
     Property, plant, and equipment.......................................        13,721                --            13,721
                                                                                  14,072                --            14,072
     Less accumulated depreciation........................................         4,166                --             4,166
                                                                                   9,906                --             9,906
Other assets                                                                         392                --               392
                                                                               $  10,592         $      --         $  10,592

                    LIABILITIES AND STOCKHOLDER'S EQUITY                                    September 30, 2000
                                                                                                   Pro Forma
                                                                                Historical        Adjustments      Pro Forma
Current liabilities:
     Accounts payable.....................................................     $     126         $      --         $     126
     Accrued liabilities..................................................           286                --               286
         Total current liabilities........................................           412                --               412
Long-term obligations:
     Loans and advances from AMCOL........................................            --                --                --

Deferred income tax liabilities...........................................           590                --               590
Other liabilities.........................................................            20                --                20
                                                                                     610                --               610
Stockholder's equity......................................................         9,570                --             9,570
                                                                               $  10,592                --         $  10,592

           See accompanying notes to pro forma financial information.

                                  NANOCOR, INC.
                        Pro Forma Statement of Operations
                      (Unaudited and dollars in thousands)

                                                                        Nine Months ended
                                                                       September 30, 2000
                                                                             Pro Forma
                                                                          Adjustments (2)       Pro
                                                            Historical      (3) (4) (5)        Forma
   Net sales.............................................  $     520        $      --        $     520
   Costs and expenses:
        Costs of materials consumed......................      1,245               --            1,245
        Research and development.........................      1,862               --            1,862
        General, selling and administrative..............      1,323               --            1,323
        Depreciation and amortization....................      1,275               --            1,275

        Operating loss...................................     (5,185)              --           (5,185)
   Other income (expense):
        Interest expense.................................     (1,577)           1,577               --
        Other, net.......................................          2               --                2
                                                              (1,575)           1,577                2
        Loss before income tax benefit...................     (6,760)           1,577           (5,183)
   Income tax benefit....................................     (2,602)           2,042             (560)
        Net loss.........................................  ($  4,158)       ($    465)       ($  4,623)

           See accompanying notes to pro forma financial information.

                                  NANOCOR, INC.
                        Pro Forma Statement of Operations
                      (Unaudited and dollars in thousands)

                                                                           Year Ended
                                                                        December 31, 1999
                                                                             Pro Forma
                                                                          Adjustments (2)       Pro
                                                            Historical      (3) (4) (5)        Forma
   Net sales.............................................  $     478        $      --        $     478
   Costs and expenses:
        Costs of materials consumed......................      1,134               --            1,134
        Research and development.........................      2,269               --            2,269
        General, selling and administrative..............      1,627               --            1,627
        Depreciation and amortization....................      1,525               --            1,525

        Operating loss...................................     (6,077)              --           (6,077)
   Other income (expense):
        Interest expense.................................     (1,561)           1,561               --
        Other, net.......................................         --               --               --
                                                              (1,561)           1,561               --
        Loss before income tax benefit...................     (7,638)           1,561           (6,077)
   Income tax benefit....................................     (2,917)           2,357             (560)
        Net loss.........................................  ($  4,721)       ($    796)       ($  5,517)

           See accompanying notes to pro forma financial information.

                    NOTES TO PRO FORMA FINANCIAL INFORMATION

(1) To record the estimated additional capital contribution of $_______ to be made in cash by AMCOL prior to the distribution.

(2) To record the estimated interest earned on the additional cash capital contribution made by AMCOL at a rate of _____%.

(3) To eliminate the interest charged by AMCOL and contribute to equity the intercompany balance at the end of the period.

(4) To record income tax expense attributable to adjustments (2) and (3) at the combined Federal and State and local rate of 38.5%.

(5) To record the increase in the valuation allowance for deferred tax assets related to net operating loss carryforwards.

                             SELECTED FINANCIAL DATA

     The following table presents selected financial data of Nanocor. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of Nanocor and the notes thereto included elsewhere in this information statement. The statement of operations information for each of the years ended December 31, 1999, 1998 and 1997 and the balance sheet information as of December 31, 1999 and 1998, was derived from, and is qualified by reference to, the audited financial statements of Nanocor included elsewhere in this information statement, and should be read in conjunction with those financial statements and the notes thereto. The balance sheet information as of December 31,1997, 1996 and 1995 and the statement of operations information for the years ended December 31, 1996 and 1995 were derived from unaudited financial statements not included in this document. The statement of operations information for the nine months ended September 30, 2000 and 1999 and the balance sheet information as of September 30, 2000 was derived from, and is qualified by reference to, the unaudited condensed interim financial statements of Nanocor included elsewhere in this information statement and should be read in conjunction with those financial statements and the notes thereto. See "Index to Financial Statements and Financial Statement Schedules." Per share data has not been presented because Nanocor was wholly owned by AMCOL during the periods presented below.

     The historical financial information presented below may not necessarily reflect future results of operations or financial position of Nanocor or what the results of operations and financial position of Nanocor would actually have been had Nanocor operated as an independent company during these periods. See "Risk Factors - - Nanocor's financial information may not be representative of its results as a separate company" in the body of the information statement.

                                                   SUMMARY OF FINANCIAL DATA
                                                        (In thousands)

                                       Nine Months Ended
                                         September 30,
                                          (Unaudited)                             Year Ended December 31,
                                       2000         1999         1999          1998         1997         1996         1995
                                                                                                      (Unaudited)
 OPERATIONS DATA
 Net sales                          $      520   $      283   $      478   $       17    $       --   $       --   $       --
 Operating loss                         (5,185)      (4,386)      (6,077)      (5,009)       (5,097)      (3,052)         (21)
 Net loss                               (4,158)      (3,580)      (4,721)      (3,978)       (3,467)      (1,953)         (11)
 BALANCE SHEET DATA
 Current assets                     $      294   $      344   $      337   $      134    $       44   $       81   $       75
 Net property, plant,
 equipment, and
     mineral rights                      9,906       10,806       10,474       11,370         9,657        3,842          534
 Total assets                           10,592       11,547       11,208       11,742         9,954        3,923          609
 Current liabilities                       412          357          471          262           718          451           --
 Loans from AMCOL                           --       21,726       22,165       18,437        12,236        3,078          621
 Stockholder's equity (deficit)          9,570      (10,895)     (12,036)      (7,315)       (3,337)         130          (11)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1999
       AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999
                             (Dollars in Thousands)

     Sales

     Sales increased to $520 in the nine months ended September 30, 2000 from $283 in the nine months ended September 30, 1999, due to customer acceptance and diversification of the products. Sales for the first nine months of 2000 and 1999 include sales of $438 and $262 respectively, of purified montmorillonite clays to AMCOL affiliates. Sales increased to $478 in the fiscal year ended December 31, 1999 from $17 in the fiscal year ended December 31, 1998. Sales of purified montmorillonite clays to AMCOL affiliates amounted to $425 in 1999 and $8 in 1998. There were no sales in 1997.

     Cost of materials consumed

     The cost of materials consumed includes all costs associated with the Aberdeen, MS production facility. These costs include personnel, pilot plant production, utilities, and other fixed costs associated with the production facility.

     The cost of materials consumed increased to $1,245 in the nine months ended September 30, 2000 from $728 in the nine months ended September 30, 1999. This increase parallels the increase in sales.

     The cost of materials consumed increased to $1,134 in the fiscal year ended December 31, 1999 from $691 in the fiscal year ended December 31, 1998, mainly due to higher repairs and supplies as well as increased raw material usage. The cost of materials consumed decreased from $1,040 in the fiscal year ended December 31, 1997 to $691 in the fiscal year ended December 31, 1998. This decrease is mainly due to a reduction in parts usage in conjunction with startup of the facility in Mississippi and a decrease in employee related expenses.

     Research and Development

     Research and development expenses increased to $1,862 in the nine months ended September 30, 2000 from $1,703 in the nine months ended September 30, 1999. This increase is primarily due to increased compensation and outside testing costs. Research and development expenses increased to $2,269 in the fiscal year ended December 31, 1999 from $1,982 in the fiscal year ended December 31, 1998, mainly due to higher facility costs.

     Research and development expenses decreased from $2,198 in the fiscal year ended December 31, 1997 to $1,982 in the fiscal year ended December 31, 1998, mainly due to staff restructuring.

     General, Selling and Administrative Expenses

     General, selling and administrative expenses increased to $1,323 in the nine months ended September 30, 2000 from $1,108 in the nine months ended September 30, 1999. This increase is primarily due to using management consultants to help access potential markets and additional compensation costs.

     General, selling and administrative expenses increased to $1,627 in the fiscal year ended December 31, 1999 from $1,554 in the fiscal year ended December 31, 1998, mainly due to higher facility costs. General, selling and administrative expenses increased from $1,357 in the fiscal year ended December 31, 1997 to $1,554 in the fiscal year ended December 31, 1998. This increase is mainly due to expenses related to the hiring of a sales manager.

                         LIQUIDITY AND CAPITAL RESOURCES
                             (Dollars in Thousands)

     As of September 30, 2000, Nanocor had commitments for working capital and capital expenditures of approximately $412 and Nanocor expects working capital requirements and capital expenditures to total $2,223 in fiscal 2001. Nanocor's future capital requirements will depend on a number of factors, including its future net sales and the timing and rate of expansion of its business. Nanocor believes that its current credit arrangements with AMCOL will be sufficient to fund its expected operating losses and working capital and capital expenditure requirements through the date of the distribution. AMCOL intends to make a cash capital contribution of $_____ in connection with the distribution. This contribution is expected to provide for Nanocor's cash requirements for _____ months. However, Nanocor cannot assure you that its projections with respect to operating expenses, working capital and capital expenditure requirements are accurate. Nanocor may require additional funds to support its working capital and operating expenses or for other purposes sooner than expected. Additional financing may not be available when needed, or if available, financing may not be on terms favorable to Nanocor or its stockholders. Additional financing may result in significant dilution. If financing is not available when required or is not available on acceptable terms, Nanocor may be unable to develop or enhance its business. In addition, it may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could significantly harm Nanocor's business, financial condition and results of operations.

     Following the distribution, Nanocor will need to seek additional financing to fund its business.

                                    BUSINESS

     Nanocor develops, markets and sells high purity, conditioned montmorillonite clays under the tradename "Nanomers" for use in a wide variety of plastic nanocomposites. Plastic nanocomposites are specially engineered composite materials that exhibit superior mechanical, thermal, barrier and flame-retardant properties with lower densities than conventional composites, resulting in significantly lighter plastic articles. Nanocor began developing Nanomers in 1995 as a wholly owned subsidiary of AMCOL. It commenced active sales promotion in 1999. Nanocor has identified commercial applications for Nanomer products in the consumer packaging, engineered products and performance coatings markets. Nanocor has established collaborative relationships with industry leaders in its primary target markets to facilitate the development and commercial introduction of Nanomer products. Nanocor currently works with, among others, Eastman Chemical Co., Bayer AG, Honeywell Performance Polymers, Inc. and Toyota Central Research and Development Laboratories.

     Nanocor has recently begun to make modest sales of Nanomer products. Nanomer products have been sold for inclusion in plastic nanocomposites to be used in product applications, as well as for use as samples in nanocomposite development efforts. Nanocor has also sold purified montmorillonite clay. Most of these sales have been made to certain AMCOL affiliates and to resin producers who also perform surface treatments. More than 85% of Nanocor's sales in 1999 and through September 30, 2000 are sales of purified montmorillonite clays and not sales of Nanomers.

Development of the Nanocomposites Industry

     All matter is composed of molecules, which are combinations of atoms. Solid materials generally consist of microscopic particles in which atoms or molecules are stacked in orderly patterns. The physical performance properties of a particular material, such as its strength, flexibility, thermal stability and permeability, depend on the organization of atoms and molecules in the individual particles and the shape, size and interactions of these particles.

     The physical performance properties of plastic, glass, ceramic, steel and other materials may be improved by combining dissimilar materials. Among other improvements, these combined materials may be made stronger, more flexible or more resistant to heat. When two or more dissimilar materials are combined they form what is known as a composite material.

     Generally, physical performance levels increase as the degree of contact between the composite materials improves, and the degree of contact improves as the size of the component materials becomes smaller. If one of the components in the composite material is of nanometer size (one-billionth of a meter) in at least one-dimension (length, width or thickness), the material is known as a nanocomposite. Nanocomposites interact at the near-molecular level which results in significant performance enhancements. The level and type of performance enhancements varies depending on the molecular structure of the particular nanocomposite. For this reason, nanocomposites are usually engineered to satisfy specific performance requirements of a particular application. For example, one type of nanocomposite may be used to create a stronger plastic and another type may be used to create a plastic which tolerates higher temperatures.

     Nanocomposites are particularly attractive as an alternative to conventional plastic composites when weight is an important factor. Most conventional composites contain high-density and heavy additives such as talc, fiberglass or carbon fibers. These additives often constitute as much as 20% to 40% of the weight of the composite. Nanocomposites can deliver equal or better physical performance properties at much lower densities and weight than conventional composites.

     Although the plastics industry is currently a prime focus for nanocomposite technology, the glass, ceramic and steel industries are also developing and researching the use of nanocomposites technology. A variety of nanometer size materials may be used to create nanocomposites, including naturally occurring clays and a variety of synthetic chemical structures. Clays are an attractive nanometer size material because their cost is generally lower than most of the synthetic chemical structures.

     Plastic Nanocomposites

     The technology for the dispersion of montmorillonite clay in plastics originated in the 1980s at Toyota Motor Company's research facility in Japan. During the 1990s, the creation of plastic nanocomposites has been the subject of research and development efforts by academic institutions and industry participants. Over 140 plastic nanocomposite patents have been issued worldwide, including 24 to Nanocor. Commercial production of plastic nanocomposites has only recently begun. Products which are anticipated to utilize plastic nanocomposite technology include beverage bottles (beer, juices and soft drinks), films for processed meats, automotive body panels, industrial primer electrocoatings, fire-retardant fabrics and industrial casings.

     Plastic nanocomposites provide better gas and moisture barrier protection and have more strength, stiffness, dimensional stability and heat resistance than plastics without additives. Plastic nanocomposites are generally able to achieve physical performance improvements comparable to or better than conventional composites at much lower densities. Plastic nanocomposites are also able to improve the strength and thermal stability properties of a plastic more consistently than conventional composites.

     Plastic nanocomposites are generally created through a two-step process. First, the nanometer size clay or synthetic chemical structure is purified and then conditioned to make it compatible with and dispersible in a plastic. The conditioning process varies depending on the type of plastic used. In the second step, the conditioned nanometer size material is dispersed in the plastic.

Nanomer Products

     Nanocor develops, markets and sells high purity, conditioned montmorillonite clays for use in a variety of plastic nanocomposites. These clays are marketed under the tradename "Nanomers." Nanomer products are supplied to plastic resin producers or independent compounders who compound them with the plastic. Nanomer products may eventually be used in the development of certain ceramic nanocomposites. To date, however, Nanocor has focused on the plastic nanocomposite market and has not devoted attention to developing opportunities in the ceramic nanocomposite market. Nanomer products are not suited for use in glass or steel nanocomposites. Nanocor began developing Nanomers in 1995 as a wholly owned subsidiary of AMCOL. To date, Nanocor has identified commercial applications for plastic nanocomposites using Nanomer products in the consumer packaging, engineered products and performance coatings markets.

     The Process of Creating Nanomer Products

     The creation of Nanomer products involves a purification process and a conditioning process known as surface treatment. Purification is generally similar for all Nanomer products. The surface treatment process varies depending on the type of plastic into which the Nanomer will be added and the intended use of the product.

     Purification Process

     Nanocor uses a multi-step process to purify the montmorillonite clay. Certain operations are patented, but others are commonly known in the minerals purification industry. Generally, the process consists of dispersing the clay-bearing ore in water and then separating the montmorillonite from other minerals based on density differences. Each step increases in sophistication, ultimately yielding montmorillonite clay with purity levels exceeding 98.5%.

     Surface Treatment Process

     Purified montmorillonite clay contains surfaces which are hydrophilic, or water tolerant. Most plastics are hydrophobic, or water intolerant. Therefore, the montmorillonite clay must be conditioned to make its surface compatible with the plastic into which it will be dispersed. Nanocor uses a variety of proprietary and non-proprietary chemical agents which modify the montmorillonite clay's surface to stabilize, alter or enhance its dispersability in the different types of plastics. These chemical treatments increase the spacing between the montmorillonite clay platelets to allow plastic resin molecules to interact with the full surface area of the platelets.

     Nanocor can apply the surface treatments using "wet" or "dry" methodologies. The wet method is a variation of longstanding technology for organoclay production. In the wet method, the purified montmorillonite clay and the surface treatment agents are combined in water or water-alcohol mixtures. The dry method is patented by Nanocor and often delivers production cost advantages over the wet method. In the dry method, the purified montmorillonite clay and the surface treatment agents are combined in a mixer.

     Once surface treatment is completed, the montmorillonite clay can be concentrated to a cake form. This cake is then fed to a tunnel dryer where it is dried to less than 3% moisture. Dried product is micro-milled and packaged for shipment.

     Nanocor has developed and patented a range of surface treatments which allow customers considerable flexibility in making plastic nanocomposites. Nanocor has surface treatments which do the following:

     o Interact with amorphous nylon to create a constrained region around montmorillonite clay platelets and significantly enhance gas barrier properties.

     o Promote Nanomer dispersion in plastic monomers. In this way a nanocomposite can be created during polymerization, saving additional steps in the manufacturing process.

     o React with polymer molecules to form a "tethered" system, ideal for higher strength applications.

     Advantages of Nanomer Products

     Nanocor produces Nanomer products with the following characteristics, which it believes make them superior to conventional mineral additives:

     o    High  purity,   enabling   particles  to  exhibit  consistent  surface
          chemistry. This facilitates Nanocor's ability to provide Nanomers for a variety of applications that are sensitive to contaminants, such as consumer goods.

     o Controlled platelet sizes, which optimize property enhancements in many applications.

     o    Highly  dispersible   particles  that  enhance  clarity,   and  create
          equivalent property improvements at only one-fifth the addition levels of many conventional mineral additives.

     o Tightly bound surface treatments, which promotes the ability to create char layers in fire retardancy applications.

     o Particles with functionalized surface treatments that react with polymers to form nanocomposites that are tough but resilient.

     Development of Applications for Nanomer Products

     Nanocor uses its expertise and proprietary processes to engineer and produce Nanomer products designed for specific product applications. It uses three development methodologies as described below:

     o Joint Development. In areas with significant potential, Nanocor often collaborates with industry leading companies who are potential customers under joint development agreements. Nanocor's collaborative partners are usually plastic resin producers. However, Nanocor also occasionally partners with end-users. The customer will define the performance objectives for the project, such as obtaining a certain level of strength or thermal stability in light of the product application. The parties will then work together to develop a plastic nanocomposite which achieves these objectives. Certain of these agreements contain an exclusivity provision which limits Nanocor's ability to sell the developed product to any third party customers and requires the customer to buy the developed product only from Nanocor. These exclusivity provisions are applicable for a limited time period, usually between one and two years. These joint development agreements often provide for joint ownership of the intellectual property created in the development efforts. Nanocor is currently a party to nine joint development agreements.

     o Custom Development. Certain customers are interested in having an application which Nanocor has already developed tailored to meet the needs of their specific product. These customer relationships generally do not contain any exclusivity or joint ownership of intellectual property provisions. To date, Nanocor has or is in the process of developing over 45 custom applications for its Nanomer products.

     o Independent Research. Nanocor also engages in independent research and development efforts to create nanocomposites. Any developed technology is then marketed to the appropriate potential customers.

Nanocor's Markets

     Nanocor has concentrated most of its market development efforts on the consumer packaging, engineered products and performance coatings markets. Nanocor believes these markets are some of the most likely to initially benefit from the superior mechanical, thermal, barrier and flame-retardant properties of plastic nanocomposites.

     Consumer Packaging

     The consumer packaging industry is marked by a general trend toward substituting plastic containers for ones previously made of glass or metal. Plastics are see-through, shatter proof, lighter weight and offer different options for container configuration. However, many plastics also distort under high temperatures, scalp flavors from food products, and permit permeation of air or gases which damage their contents. Both nanocomposites and conventional composites are used by plastic container manufacturers to reduce or eliminate these deficiencies and improve the performance characteristics of their products. However, containers made with conventional composites will be heavier than containers made with nanocomposites. In addition to increased shipping and handling costs, containers made with conventional composites are limited to applications which can tolerate reduced clarity.

     One of the most attractive characteristics of plastic nanocomposites for the consumer packaging industry is improved barrier to gas permeation. Many packaged foods and beverages will be harmed by exposure to oxygen. Plastic nanocomposites made with Nanomer products demonstrate two to six times better barrier protection compared to the same plastic without additives, while maintaining package clarity. Plastic nanocomposites help preserve the freshness, taste and appearance of oxygen-sensitive food and beverage products.

     Nanocor is pursuing a wide range of applications in the consumer packaging industry, including films and packages for processed meats and snacks, rigid and semi-rigid containers for beer, soft drinks and tomato-based foods, plastic-lined juice cartons, temperature resistant packages for boil-in-bag and microwavable foods, as well as moisture resistant packages for electronics.

     Engineered Products

     The transportation, appliance and electronics industries have also recently increased the use of plastics. Durability is one of the most important factors for these products. In these industries, plastics are an attractive alternative because they are cheaper and lighter than metal. The superior properties and lighter weight of plastic nanocomposites offer an advantage over conventional composites. Plastic nanocomposites also demonstrate more consistent property improvements than conventional fillers.

     A significant portion of engineered products must also meet regulatory fire retardant standards. Traditional fire retardant products require addition levels as high as 40% by weight to meet these standards. The addition of these traditional fire retardant additives causes the plastics to be heavier and weaker. Nanocomposites are char formers and contribute to fire retardancy. This permits formulators to significantly reduce the levels of retardant additives, resulting in stronger, lighter weight, and fire-safe products.

     Nanocor is pursuing a range of applications in this market, including automotive parts, appliance housings and internals, and electronics from computer components to cable sheathing.

     Performance Coatings

     Performance coatings are coatings that deliver benefits other than simply decorative appeal. Examples are anti-corrosive, electrostatically dissipative, electro-conductive and chemically resistant coatings. Nanocor is developing coatings applications for filament wound chemical tanks, beverage storage vessels, industrial floors and automotive electrocoats. Nanocor believes its Nanomer products are particularly appealing as automotive electrocoats because they provide a form of corrosion resistance known as crater control. Because coatings "cure" into a three-dimensional network, montmorillonite clay particles make it more complex, increasing strength, barrier and thermal stability. All of these enhancements contribute to the protective functions of coatings. Also, because the montmorillonite clay surface is electrically charged, it can dissipate electro-static charge or, in conjunction with electro-conductive polymers, will improve conductivity. Nanocor has also developed Nanomers for epoxy-based coatings for sale to formulators.

Marketing

     Nanocor markets its products through a combination of business development and sales activities in close collaborative relationships with customers in each market segment. Business development activities evaluate and qualify potential markets, identify the lead customers within the particular market, and develop a business case strategy for successful market penetration. Once a market is qualified, Nanocor forms a technical/marketing team to provide the customer with an engineered solution to meet that customer's specific requirements. Nanocor also markets its products and capabilities by sponsorship, attendance and presentations at advanced materials symposia, publishing articles in scientific journals, and participating in industry trade shows for its target markets.

     Nanocor's sales and marketing activities are generally concentrated at plastic resin producers and independent compounders. Since virtually all of the applications for its products are new, Nanocor must participate in a multi-step process to penetrate the targeted markets including promoting the technology along the entire manufacturing chain to the end user. This multi-step process involves initial discussions of the product application, which highlight the advantages of its Nanomer products, proof of concept, proof of feasibility, and evaluations of cost and manufacturability. Major opportunities are usually codified in a joint development agreement. This process may take between 12 months and 24 months to complete.

Research and Development

     Nanocor's research and development activities focus on developing and commercializing core technologies that have the capability to serve multiple markets and provide the technical basis for significant company growth. There are three components to its research and development strategy:

     o Research and development to characterize novel or unique behavior and characteristics of the Nanomers.

     o    Design of engineered solutions for customer-specific applications.

     o Development of process engineering innovations that enable continuous improvement in manufacturing yields, throughput and cost. This is accomplished by developing (1) processes that consistently produce sufficient commercial quantities of application-specific Nanomers,
          (2) additional technologies to allow Nanomers to be dispersed in a variety of matrices, and (3) processes that minimize surface treatment chemicals or permit the use of lower cost treatments.

     Nanocor's total research and development expenses during the years ended December 31, 1999, 1998 and 1997 were $2.3 million, $2.0 million and $2.2 million, respectively. Nanocor's total research and development expenses during the nine months ended September 30, 2000 were $1.9 million. Nanocor's future success will depend in large part upon its ability to keep pace with evolving advanced materials technologies and industry standards. Annual research and development expenditures in the $2 million to $3 million range are expected to be made for the foreseeable future. See "Risk Factors - - If plastic nanocomposites do not achieve widespread commercial acceptance, Nanocor will not be able to sell its Nanomer products and its ability to increase revenues would be harmed."

Intellectual Property

     Nanocor's success and ability to compete is dependent in part upon its proprietary technology and intellectual property rights. Nanocor relies on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and license agreements to establish and protect its proprietary rights.

     As of October 15, 2000, Nanocor had 24 United States patents issued and 18 United States patent applications pending. Pursuant to various joint development agreements, one of the issued patents is jointly owned with a customer and six of the pending patent applications were filed on behalf of Nanocor and a customer. Corresponding patent applications are generally filed in the relevant foreign countries, including Japan and most European countries. Nanocor also licenses six patents from third parties.

     Nanocor requires its employees, consultants, outside scientific collaborators and other advisors to sign confidentiality and non-compete agreements when their employment or consulting relationships begin. These agreements provide that all confidential information developed or made known to the individual during the course of that person's relationship with Nanocor will be kept confidential, and not be disclosed to third parties except in specific circumstances. In the case of research employees, the agreements also provide that all inventions made by the individual will be the exclusive property of Nanocor.

Competition

     Nanocor's primary competition comes from conventional composites. The use of glass fiber and talc are well-established technologies for improving strength and thermal properties of plastics. To date, plastic nanocomposites have not achieved widespread commercial acceptance. A customer's decision to use plastic nanocomposites instead of conventional composites will depend on many factors, including the relative cost and performance characteristics of the composites.

     Nanocor believes it currently faces competition in the clay nanocomposite industry from four clay companies. These are Southern Clay Products, Inc., a division of Laporte Industries PLC, and Rheox, Inc., a division of Elementis, Inc., located in the United States, Sud Chemie, AG located in Germany, and Kuminine Industries Company, Ltd. located in Japan. Management believes that all but one of these companies are engaged primarily in funded research, and is not aware that any of them have large scale commercial production capability. However, these companies or others who enter the market may represent significant competitive risks in the future. See "Risk Factors - - Nanocor is subject to competition from better-capitalized companies and Nanocor believes this competition will increase over time."

     Nanocor also faces competition from other developing technologies aimed at improving the properties of plastics, including interior and exterior coatings.

Governmental Regulations

     The manufacture and use of certain of the products that contain Nanomers are subject to governmental regulation. As a result, Nanocor is required to adhere to the current Good Manufacturing Practices requirements of the U.S. Food and Drug Administration and similar regulations in other countries that include testing, control and documentation requirements enforced by periodic inspections.

     In addition, Nanocor's facilities and its operations are subject to the plant and laboratory safety requirements of various occupational safety and health laws. To date, those regulations have not materially restricted or impeded operations.

Raw Materials

     Nanocor's primary raw material is bentonite ores. Nanocor believes that adequate supplies of bentonite are readily available from a variety of suppliers. Nanocor and AMCOL have entered into a supply agreement for bentonite.

Litigation

     Nanocor is not a party to any material litigation.

Employees

     As of October 15, 2000, Nanocor employed a total of 29 full-time employees. Twelve of its employees are dedicated to research and development, five of which hold Ph.D.'s. Nanocor is not subject to any collective bargaining agreements, and management believes it has good relationships with employees.

Properties

     Nanocor leases approximately 10,000 square feet of laboratory and office space in Arlington Heights, Illinois, a Chicago suburb. It also owns and operates a 59,000 square-foot manufacturing facility in Aberdeen, Mississippi.

                                   MANAGEMENT

Executive Officers and Directors

     The following table provides information concerning Nanocor's executive officers and directors.

            Name                Age                           Position
John Hughes                     57     Director
Peter L. Maul                   50     President
Clarence O. Redman              57     Secretary
Lawrence E. Washow              47     Chairman, Chief Executive Officer and
                                       Director

     John Hughes will be a member of Nanocor's Board of Directors following the distribution. Mr. Hughes has been Chairman of the Board of Directors of AMCOL since May 1998 and a Director of AMCOL since 1984. Mr. Hughes served as Chief Executive Officer of AMCOL from 1985 through May 2000.

     Peter L. Maul has been President of Nanocor since 1995. Mr. Maul has been a Vice President of AMCOL since 1993.

     Clarence O. Redman will be Secretary of Nanocor following the distribution. Mr. Redman has been a Director of AMCOL since 1989. Mr. Redman has been of counsel to the law firm of Lord, Bissell & Brook, the law firm that serves as Corporate Counsel to AMCOL and Nanocor, since October 1997. Prior thereto, Mr. Redman was an individual and corporate partner and Chief Executive Officer of the law firm of Keck, Mahin & Cate. In December 1997, Keck, Mahin & Cate filed a voluntary petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code.

     Lawrence E. Washow will be Chairman and Chief Executive Officer of Nanocor following the distribution. Mr. Washow has been Chief Executive Officer of AMCOL since May 2000, President and a Director of AMCOL since 1998 and Chief Operating Officer of AMCOL since 1997. Prior thereto, Mr. Washow was Senior Vice President of AMCOL and President of Chemdal International Corporation, an AMCOL subsidiary.

Composition of the Board of Directors

     Nanocor's bylaws and restated certificate of incorporation provide that the board shall determine the number of members of Nanocor's board of directors. Nanocor's board of directors is currently composed of two directors. Before the completion of the distribution, Nanocor will increase its board to include at least two directors who will not be employed by Nanocor. Prior to the completion of the distribution, Nanocor's board of directors will be divided into three classes as nearly equal in size as possible with staggered, three-year terms. At each annual meeting of Nanocor's stockholders, the successors to the class of directors whose term expires at that time will be elected for a three-year term.

Committees

     Nanocor's   board  of  directors  will  have  an  audit   committee  and  a
compensation committee. Both the audit committee and the compensation committee will have independent directors as members.

     The audit committee will recommend the selection of and review the services provided by Nanocor's independent auditors, consult with the independent auditors and review the need for internal auditing procedures and the adequacy of internal controls and report and make recommendations to the full board.

     The compensation committee will determine the compensation of the Chief Executive Officer, recommend the compensation of Nanocor's key management and personnel and recommend stock option grants and other benefits.

Director Compensation

     Directors of Nanocor do not currently receive cash compensation for their services as directors or members of committees of the board of directors. However, non-employee directors will be eligible to receive awards under Nanocor's 2000 Stock Plan. Nanocor will reimburse directors for their reasonable expenses incurred in attending board and committee meetings. Except for eligibility under the 2000 Stock Plan and the reimbursement of expenses, Nanocor has not yet adopted specific policies on directors' compensation and benefits.

Executive Compensation

     The following table sets forth compensation information for Nanocor's chief executive officer and its other employee executive officer for the fiscal year ended December 31, 1999. These officers are referred to as the "named officers." Mr. Washow's information is based on compensation earned as an employee of AMCOL. Following the distribution, Mr. Washow's annual salary will be $________. In connection with this distribution, Nanocor has established employee benefit plans and arrangements so that, following this distribution, the compensation and employee benefits of Nanocor's executive officers and all of its other employees will be provided only by Nanocor. See "Employee Benefits Plans."

                                                                                                                      All Other
                                                                                                   Long-Term        Compen-sation
             Name and Principal Position                 Annual Compensation (1)(2)           Compensation Awards      ($)(4)
                                                                                                  Securities
                                                                                  Bonus           Underlying
                                                      Year       Salary ($)      ($)(3)           Options (#)
     Lawrence E. Washow
     Chief Executive Officer of AMCOL                 1999         $350,000      $437,500             21,250            $31,280
     Peter L. Maul
     President of Nanocor                             1999          148,000        73,837              7,600              9,125

(1) Includes deferred compensation under AMCOL's Savings Plan and AMCOL's Deferred Compensation Plan.
(2) The incremental cost of non-cash compensation and other personal benefits during any year presented did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for any individual named above.
(3) The figures in this column reflect bonuses from AMCOL's Executive Incentive Compensation Plan and Bonus Plan.
(4) The figures in this column include matching contributions under AMCOL's Savings Plan.

Option Grants in Last Fiscal Year

     Shown below is information on grants of incentive stock options from AMCOL during the fiscal year ended December 31, 1999 to Nanocor's named officers.

                  Name                                           Individual Grants in 1999
                                       Number of
                                       Securities      % of Total                                            Grant
                                       Underlying        Options         Exercise        Expiration          Date
                                        Options        Granted to        Price (3)          Date            Present
                                      Granted (1)     Employees (2)                                        Value (4)

     Lawrence E. Washow                   21,250          7.38%            $9.00           2/03/09           $74,370
     Peter L. Maul                         7,600          2.64%             9.00           2/03/09            26,598

(1) These Incentive Stock Options ("ISOs") were issued pursuant to AMCOL's 1998 Long-Term Incentive Plan (the "1998 Plan") and may not be exercised until they vest. These ISOs vest 40% after two years, 60% after three years, 80% after four years and 100% after five years, provided that on death or retirement under specified conditions, these ISOs become fully vested. The exercise price may not be less than the fair market value of the shares subject to the option on the date of grant. The exercise price may not be less than 110% of such fair market value if the purchaser is a holder of more than 10% of AMCOL's outstanding voting securities. In the event of a change in control, all outstanding options vest.
(2)  Based on 288,000 options granted to all employees.
(3)  Fair market value on the date of grant.
(4) The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: an exercise price on the option of $9.00, equal to the fair market value of the underlying stock on the date of grant; an option term of 6 years; interest rate of 4.87% representing the interest rates on U.S. Treasury securities on the date of grant with maturity dates corresponding to the vesting of the options; volatility of 44.9% and dividends at the rate of $0.24 per share representing the annualized dividends paid with respect to a share of common stock at the date of grant. There have been no reductions to reflect the probability of forfeiture due to termination prior to vesting, or to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     Shown below is information with respect to options exercised by Nanocor's named officers pursuant to AMCOL's option plans during 1999, and unexercised options granted in 1999 and prior years under AMCOL's option plans to Nanocor's named officers and held by them at December 31, 1999.

                                                                   Number of Securities        Value of Unexercised
                                      Shares                      Underlying Unexercised      In-the-Money Options at
                 Name                Acquired        Value         Options at 12/31/99               12/31/99
                                        on          Realized           Exercisable/                Exercisable/
                                     Exercise                         Unexercisable              Unexercisable (1)
     Lawrence E. Washow                20,000        $182,333         105,003 /    53,469        $785,263 /  $281,791
     Peter L. Maul                         --              --          23,437 /    25,264         130,107 /   130,459

(1) Based on the closing sale price as quoted on The New York Stock Exchange on that date.

Pension Plans

         Remuneration                     Estimated Annual Retirement Benefits Based on Years of Service
                              15 Years        20 Years       25 Years        30 Years       35 Years        40 Years
          $150,000              $33,750        $45,000         $56,250        $67,500         $78,750        $84,375
           200,000               45,000         60,000          75,000         90,000         105,000        112,500
           250,000               56,250         75,000          93,750        112,500         131,250        140,625
           300,000               67,500         90,000         112,500        135,000         157,500        168,750
           350,000               78,750        105,000         131,250        157,500         183,750        196,875
           400,000               90,000        120,000         150,000        180,000         210,000        225,000
           450,000              101,250        135,000         168,750        202,500         236,250        253,125
           500,000              112,500        150,000         187,500        225,000         262,500        281,250
           550,000              123,750        165,000         206,250        247,500         288,750        309,375

     The above table shows the estimated annual retirement benefits payable on a straight life annuity basis to participating employees, including officers, in the earnings and years of service classifications indicated under AMCOL's retirement plans, which cover substantially all of its domestic employees on a non-contributory basis. The estimated benefits as disclosed below assume that the plans will be continued and that the employee will elect to receive his pension at normal retirement age. The table above and the estimates below do not reflect the reduction in an individual's final monthly compensation due to the social security monthly covered compensation. This reduction is based upon the retirement year for a particular individual.

                                               Years of                    Average                     Pension
                   Name                         Service                  Compensation                  Benefit
     Lawrence E. Washow                           21                        $375,426                    $112,142
     Peter L. Maul                                16                         162,907                      37,077

     The above table indicates the average earnings for the highest five consecutive calendar years and the number of years of credited service under the pension plans as of December 31, 1999, for Nanocor's named officers. Covered compensation includes a participant's base salary, commissions, bonuses and salary reductions under AMCOL's Savings Plan and Deferred Compensation Plan.

     Nanocor does not currently intend to adopt a pension plan or supplemental pension plan.

Employee Benefit Plans

     Nanocor, Inc. 2000 Stock Plan

     Nanocor adopted the Nanocor, Inc. 2000 Stock Plan, and AMCOL, as the sole stockholder, has approved this plan.

     The following description of the plan is qualified in its entirety by reference to the full text of the plan.

     General; Shares Available for Issuance under the Plan. The 2000 Stock Plan enables Nanocor to make awards of options, restricted stock and stock appreciation rights to its directors and employees, including executive officers. Nanocor believes the plan provides it with flexibility in designing and providing incentive compensation in order to attract and retain employees and directors who are in a position to make significant contributions to its success, to reward employees and directors for past contributions and to encourage employees and directors to take into account Nanocor's long-term interests through ownership of common stock. Subject to adjustment for stock splits and similar events, the maximum number of shares of common stock that may be issued under the plan is __________, and the aggregate number of shares of common stock for which awards of restricted stock may be issued under the plan is __________.

     Administration; Participants. The 2000 Stock Plan will be administered by a committee of two or more of our directors elected by the board. Unless otherwise determined by the board, the compensation committee of the board will serve as the plan committee. Nanocor's directors and employees (including directors and employees of any subsidiaries and affiliates) are eligible to receive awards under the plan, but no participant may receive awards under the plan in any calendar year covering more than __________ shares of Nanocor's common stock.

     Stock Options. The committee may grant stock options under the 2000 Stock Plan to directors and employees. Stock options enable the recipient to purchase shares of Nanocor common stock at a price specified by the committee at the time the award is made. The plan permits the granting of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, which may only be granted to employees, and stock options that do not qualify for incentive stock option treatment, which may be granted to employees or directors. The committee determines the per share exercise price of all stock options. As a general rule, the exercise price for all incentive stock options may not be less than the fair market value of a share of common stock at the time of grant. Unless otherwise determined by the committee, the exercise price for all non-incentive stock options will be the fair market value of a share of common stock at the time of grant. The committee will determine when an option may be exercised and its term, but the term may not exceed ten years. Unless otherwise determined by the committee, options will vest 25% each year over a four-year period.

     Restricted Stock. The committee may grant restricted stock under the 2000 Stock Plan. An award of restricted stock entitles the recipient to shares of Nanocor common stock, subject to the conditions imposed by the committee, which may include a vesting requirement. Unless otherwise determined by the committee, shares of restricted stock will vest 25% each year over a four-year period. Until the restrictions lapse, shares of restricted stock are non-transferable. In general, recipients of restricted stock have all rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions generally applicable to restricted stock or to other restrictions and conditions specifically set forth in the award agreement.

     Stock Appreciation Rights. The committee may grant awards of stock appreciation rights under the 2000 Stock Plan. An award of a stock appreciation right entitles the recipient to surrender an exercisable award in exchange for a payment equal to the product of (i) the excess of the fair market value of a share of common stock on the date of surrender over the fair market value of a share of common stock on the date the award was made, and (ii) the number of shares of common stock subject to the award. This payment may be made in cash or shares of common stock. The committee will determine when a stock appreciation award may be surrendered and its term. Unless otherwise determined by the committee, awards of stock appreciation rights will be eligible for surrender at a rate of 25% each year over a four-year period.

     Effect of Termination of Employment. As a general rule, terminations upon retirement, death or for permanent disability will result in the accelerated vesting of options and stock appreciation rights and the lapsing of restrictions on restricted stock. Other terminations will result in the forfeiture of unvested options, stock appreciation rights and restricted stock and termination by Nanocor for cause will result in the forfeiture of all vested and unvested options, stock appreciation rights and restricted stock.

     Adjustments for Changes in Capitalization; Change in Control. The committee will make appropriate adjustments to the maximum number of shares of common stock that may be delivered under the plan and to outstanding awards to reflect stock dividends, stock splits, and similar changes in capitalization. The plan provides that if in the year following a change of control, as defined in the plan, a participant is terminated without cause or resigns for reasons relating to relocation or decreased responsibilities or compensation, all options and stock appreciation rights will vest and all restrictions on restricted stock will lapse. In the event of an extraordinary corporate transaction such as a merger, the committee may provide for a cash payment or substitute award to be delivered to plan participants in exchange for their outstanding awards.

     Amendment and Termination. The committee may at any time discontinue granting awards under the 2000 Stock Plan. Unless an earlier date is imposed by the board, awards may not be made under the plan after __________, 2010. Nanocor's board of directors may at any time amend the plan or any outstanding award for any purpose permitted by law. However, none of these actions may adversely affect the rights of a holder of any previously granted award.

     Grants under Our 2000 Stock Plan. In connection with this distribution, Nanocor has made initial grants of stock options to some of its directors and employees under the 2000 Stock Plan. An aggregate of __________ shares of common stock are issuable upon the exercise of these options, and these options were granted at an exercise price equal to __________. The following table sets forth the number of shares of Nanocor common stock underlying these options:

                          Name and Position                            Number of Shares          Underlying Options
     Lawrence E. Washow, Chief Executive Officer
     Peter L. Maul, President
     All non-employee directors as a group (__ persons)
     All employees as a group (_____ persons)

         401(k) Plan

     Nanocor's employees will be eligible to participate in the Nanocor, Inc. 401(k) retirement and deferred savings plan. This plan is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of any quarter coincident with or immediately following their date of hire by Nanocor. The plan provides that each participant may contribute up to 16% of his or her pre-tax gross compensation up to a statutory limit, which is $10,500 in calendar year 2000. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. Nanocor may contribute an amount equal to 4% of each participant's compensation, subject to a maximum includable compensation of $170,000, which amount is subject to adjustment for cost of living increases after calendar year 2000. All accounts under the plan are fully vested at all times.

Indemnification of Directors and Executive Officers and Limitation of Liability

     As permitted by the Delaware General Corporation Law, Nanocor's restated certificate of incorporation provides that its directors shall not be personally liable for monetary damages to Nanocor or its stockholders for a breach of fiduciary duty as a director, except liability for:

     o a breach of the director's duty of loyalty to Nanocor or its stockholders;

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

     o transactions from which the director derived an improper personal benefit.

     These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Nanocor's restated certificate of incorporation also authorizes Nanocor to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

     As permitted by the Delaware General Corporation Law, Nanocor's bylaws provide that:

     o it is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

     o it is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

     o    the rights provided in the bylaws are not exclusive.

     Nanocor intends to enter into separate indemnification agreements with each of its directors and officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require Nanocor to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require Nanocor to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

     At present, there is no pending litigation or proceeding involving any of Nanocor's directors, officers, employees or agents where indemnification by Nanocor is sought. In addition, Nanocor is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

     Nanocor intends to maintain directors' and officers' liability insurance.

                        OWNERSHIP OF NANOCOR COMMON STOCK

     All of the outstanding Nanocor stock is currently held by AMCOL. The following tables set forth projected Nanocor stock ownership for the persons expected to own more than 5% of Nanocor's stock following the distribution and for each director and each executive officer. These projections are based on a distribution of one share of Nanocor stock for every __ shares of AMCOL stock beneficially owned by the listed persons on ____________, 2000.

Security Ownership of Five Percent Beneficial Owners

                                                                            Number of Shares and
                 Name and Address of Beneficial Owner                       Nature of Beneficial         Percent
                                                                                Ownership (1)           of Class
Bank of Montreal                                                               __________ (2)           [_____]%
   Paul Bechtner Trust
   111 West Monroe Street
   Chicago, Illinois 60690

Everett P. Weaver                                                            ___________ (3)(4)         [_____]%
   c/o AMCOL International Corporation
   1500 West Shure Drive, Suite 500
   Arlington Heights, Illinois 60004-7803

William D. Weaver                                                           _____________ (3)(5)        [_____]%
   c/o AMCOL International Corporation
   1500 West Shure Drive, Suite 500
   Arlington Heights, Illinois 60004-7803

(1) Nature of beneficial ownership is direct unless otherwise indicated by footnote. Beneficial ownership as shown in the table arises from sole voting and investment power unless otherwise indicated by footnote.
(2) Voting and investment power are shared by the trustees of this trust. See note (3) below.
(3) Includes___________ shares held in the Paul Bechtner Trust as to which Messrs. Everett P. Weaver, William D. Weaver and the Bank of Montreal are co-trustees and share voting and investment power.
(4) Includes __________ shares in a trust as to which voting and investment power are shared with Mr. Weaver's wife.

(5) Includes _________ shares held in a living trust and _______ shares in a charitable remainder unit trust as to which Mr. Weaver exercises sole voting and investment power. Also includes______ shares held by his wife, ______ shares held in his wife's living trust, _______ shares held by his wife as trustee for the benefit of her brother, and ______ shares held by his wife for the benefit of their grandchildren as to which Mr. Weaver may be deemed to share voting and investment power.

Security Ownership of Directors and Executive Officers


                         Beneficial Owner                           Number of Shares and Nature   Percent of Class
                                                                    of Beneficial Ownership (1)
John Hughes
Peter L. Maul
Clarence O. Redman
Lawrence E. Washow
All Directors and Executive Officers

* Percentage represents less than 1% of the total shares of common stock outstanding as of __________, 2000.
(1)  Nature of beneficial ownership is set forth on Page _____.

                                   Nature of Beneficial Ownership (Shares Held) as of _____________, 2000
                                                                                                       As Trustee
                           Directly or     In the        In            As                     By         of the        Subject to
      Beneficial Owner       as Joint     Company's    Limited      Trustee or     As       Family     Company's         Options
                           Tenants (1)     Savings    Partnership   Co-Trustee  Custodian   Members   Pension Plan     Exercisable
                                           Plan (2)                                                      (3)          in 60 Days
John Hughes
Peter L. Maul
Clarence O. Redman
Lawrence E. Washow
All Directors and
   Executive Officers

(1) Includes shares held in joint tenancy with spouses for which voting rights may be shared.
(2)  With the exception of Mr. Redman's  shares,  which are held in the Clarence
     O. Redman PC Savings Plan, the shares are held in AMCOL's Savings Plan.
(3)  Messrs. Hughes and Washow share voting rights with an AMCOL officer.

                     RELATIONSHIP BETWEEN AMCOL AND NANOCOR

     In connection with the distribution, AMCOL and Nanocor will enter into a separation agreement which sets forth the arrangements between the parties regarding Nanocor's separation from AMCOL and the distribution and the relationship between AMCOL and Nanocor after the distribution. In addition, AMCOL and Nanocor will enter into a tax sharing agreement to allocate tax liabilities between the parties for periods prior to and after the distribution.

     We have provided below a description of the material terms of the separation agreement and the tax sharing agreement. You should read the full text of these agreements which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this information statement is a part. See "Where You Can Find More Information."

Separation Agreement

     The separation agreement contains the principal terms relating to Nanocor's separation from AMCOL and distribution and the relationship between AMCOL and Nanocor after the distribution.

     Contribution. On or prior to the distribution date, AMCOL and its affiliates will contribute and transfer to Nanocor the following assets:

     o the outstanding amount of all intercompany advances from AMCOL and its affiliates to Nanocor through the distribution date; and

     o all of AMCOL's and its affiliates' right, title and interests to specified patents, trademarks, technical information, trade secrets and other intellectual property used in the operation of Nanocor's business.

     AMCOL will be responsible for all transfer taxes, recording costs, or other fees and expenses incurred in connection with the contribution and transfer of the assets described above by AMCOL and its affiliates to Nanocor.

     Distribution. On or before the distribution date, AMCOL has agreed to deliver to the distribution agent all of the outstanding shares of Nanocor common stock and to cause the distribution agent to distribute those shares on ____________, 2000 to the holders of record of AMCOL common stock on __________, 2000, the record date. The distribution will be effective as of ______ on the distribution date.

     Release of Pre-Distribution Claims. As of the distribution date, Nanocor will release AMCOL and its affiliates and representatives, and AMCOL will release Nanocor and its affiliates and representatives, from any liabilities arising from events occurring on or before the distribution date, including events occurring in connection with the activities to implement the separation and the distribution. This provision will not impair a party from enforcing the separation agreement and the other separation documents or any arrangements specified in any of these documents.

     Indemnification. Pursuant to the separation agreement, Nanocor has agreed to indemnify, defend and hold harmless AMCOL and each of its affiliates, and each of their respective directors, officers, employees, agents, advisors and representatives, against any and all actions, claims, damages, losses, or liabilities resulting from, relating to or arising, whether prior to or following the distribution date, out of or in connection with the operation of Nanocor's business.

     AMCOL has agreed to indemnify, defend and hold harmless Nanocor and each of its affiliates, and each of their respective directors, officers, employees, agents, advisors and representatives, against any and all actions, claims, damages, losses, or liabilities resulting from, relating to or arising, whether prior to or following the distribution date, out of or in connection with the operation of AMCOL's businesses (other than Nanocor).

     Under the separation agreement, AMCOL and Nanocor, as indemnifying parties, have various rights. The indemnitee may defend and, with the consent of the indemnifying party, compromise and settle a claim and will be entitled to reimbursement for its reasonable attorneys' fees and expenses incurred in defending the claim and indemnification for any liabilities incurred as a result of a claim.

     An indemnifying party may elect to defend at its own expense and through counsel chosen by it, any claim by a third party if the claim will, or is likely to, obligate the indemnifying party to provide indemnification. If any indemnifying party elects to defend a third-party claim, but in the reasonable judgment of an indemnitee, the indemnifying party fails to timely, properly and adequately defend the third-party claim, the indemnitee may do so. There are restrictions on the ability of the indemnifying party to settle or compromise a claim if the settlement or compromise would be harmful to the indemnitee.

     If an indemnitee recovers amounts from third parties, such as an insurance company, these amounts will reduce the amount the indemnifying party must pay unless the indemnitee or its affiliates remain directly or indirectly liable for those amounts pursuant to self-insurance or re-insurance arrangements.

     Access to Information. Both AMCOL and Nanocor have agreed to cooperate and provide each other with reasonable access to all information, other than information which is confidential or privileged, that is relevant to the performance of the separation agreement or any other agreement between the parties or otherwise relates to its business and the prior relationship between the parties. Nanocor has also agreed to preserve all books and records relating to its business for a specified period of time, to thereafter notify AMCOL if it intends to destroy any of these records, and to give AMCOL the opportunity to take possession of those records if it desires to do so. In addition, each party has agreed to use its commercially reasonable efforts to make its directors, officers, employees and other representatives available as witnesses in connection with any legal proceedings in which the other party may be involved.

     AMCOL and Nanocor have generally agreed not to disclose or release any information regarding the other party in its possession or provided to it or to use this information for any purpose other than as permitted under the separation agreement or any other agreement between the parties, except to the extent that the information is in the public domain, is later lawfully acquired from other sources, or has been independently generated.

     Dispute Resolution. The separation agreement contains provisions that govern the resolution of disputes, controversies or claims that may arise between AMCOL and Nanocor except to the extent otherwise provided in any other agreement between the parties in connection with the distribution. The separation agreement provides that the parties will use all commercially reasonable efforts to settle all disputes arising in connection with the agreement without resorting to mediation, arbitration or otherwise.

If these efforts are not successful, either party may submit the dispute for non-binding mediation. If mediation is not successful in resolving any dispute, any party may resort to any remedies it may have at common law or otherwise, including litigation. Neither party will be entitled to consequential, special, exemplary or punitive damages.

     Further Assurances. In addition to the actions specifically provided for elsewhere in the separation agreement, each of AMCOL and Nanocor has agreed to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to, proper and advisable, to consummate the transactions contemplated by the separation agreement and the other agreements between the parties described in this information statement.

Tax Sharing Agreement

     AMCOL and Nanocor will enter into a tax sharing agreement which will govern AMCOL's and Nanocor's respective responsibilities and obligations after the distribution with respect to taxes for periods ending on or prior to the distribution and taxes incurred in connection with the distribution. Generally, AMCOL will be responsible for all taxes that are allocated to periods prior to the distribution and all taxes resulting from the distribution, and each of AMCOL and Nanocor will be responsible for its own tax liabilities for periods after the distribution. In addition, the tax sharing agreement requires AMCOL and Nanocor to cooperate with each other and share information in connection with the preparation of their respective tax returns and in dealing with other tax matters.

                                 DIVIDEND POLICY

     Nanocor does not currently intend to pay cash dividends on the Nanocor common stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock is subject to and qualified in its entirety by our restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this information statement is a part, and by the applicable provisions of Delaware law.

Authorized Stock

     Immediately after the distribution, our authorized capital stock will consist of _________ shares of common stock, $0.01 par value per share, and __________ shares of preferred stock, $0.01 par value per share. Based on the number of shares of AMCOL common stock outstanding as of ________, 2000, approximately ___________ shares of our common stock will be issued to AMCOL stockholders in the distribution.

Common Stock

     The holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any preferred stock then outstanding. The holders of our common stock have no preemptive, subscription or conversion rights. The outstanding shares of common stock are, and all shares of common stock being offered hereby will be upon the completion of the distribution, fully paid and non-assessable.

Preferred Stock

     Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company without further action by our stockholders and may adversely affect the market price, and the voting and other rights, of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting rights to others.

     Our board of directors expects to designate __________ shares of Series A junior participating preferred stock in connection with the proposed preferred stock rights plan discussed below. We have no current plans to issue any other shares of preferred stock.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

     Charter and Bylaw Provisions

     Our restated certificate of incorporation and bylaws contain certain provisions that could make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of our company. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Classified Board of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. See "Management - - Executive Officers and Directors." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of the company because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by the chairman of the board, our President or a majority of the whole board of directors.

     Elimination  of  Stockholder  Action  by  Written  Consent.   Our  restated
certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

     Requirements  for  Advance  Notification  of  Stockholder  Nominations  and
Proposals. Our bylaws establish advance notice procedures with respect to stockholder nominations for the election of directors and stockholder proposals to be brought at any meeting of our stockholders. These provisions may preclude stockholders from making nominations for directors at an annual or special meeting of stockholders or from bringing other matters before an annual meeting of stockholders.

     Authorization of Rights Plan with Continuing Director Provision. Our restated certificate of incorporation expressly authorizes our board of directors to adopt a stockholders rights plan of the type adopted by many public companies. Such plans grant rights to stockholders to purchase securities of the company and are intended to discourage purchases of substantial amounts of the company's stock without the approval of the company's board of directors by permitting the holders of rights other than the acquirer of the large block of stock to exercise the rights in certain circumstances. The rights issued pursuant to such plans can be redeemed by the board of directors in order to permit the acquisition of a large block of the company's stock. The provision of our restated certificate of incorporation authorizing the adoption of such a plan by our board of directors permits the inclusion of a provision limiting the ability of the board to redeem the rights unless there is a specified number or percentage of "continuing directors" then in office and a provision that would permit only "continuing directors" to redeem the rights or make any other decisions or determinations that are provided for in any such rights plan. Such provisions could limit a potential acquirer's ability to take control of the board and thereafter redeem the rights in order to permit the acquisition of a large block of our stock. Continuing directors are generally defined as directors in office at the time the rights plan was adopted and any director who subsequently becomes a member of the board if such director's nomination for election to the board is recommended or approved by a majority of the continuing directors then in office.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by the holders of at least 80% of the outstanding common stock.

     Section 203 of the Delaware General Corporation Law

     We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

     o prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers, and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

         Section 203 defines a business combination to include:

     o    any  merger  or  consolidation   involving  the  corporation  and  the
          interested stockholder;

     o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     o    subject to specific  exceptions,  any transaction  that results in the
          issuance  or  transfer  by  the   corporation  of  any  stock  of  the
          corporation to the interested stockholder;

     o any transaction involving the corporation that has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or

     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 defines an interested stockholder as any person that, together with affiliates and associates, owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time in the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     Preferred Stock Rights Plan

     Nanocor's board of directors currently intends to declare a dividend distribution of one preferred stock purchase right for each outstanding share of Nanocor common stock to be distributed to AMCOL's stockholders. Each right will entitle the registered holder to purchase, under certain circumstances, from Nanocor one one-thousandth of a share of Nanocor's Series A junior participating preferred stock at a price of $______ per one one-thousandth of a preferred share, subject to adjustment. The terms of the rights will be set forth in a Rights Agreement between Nanocor and ________________, as rights agent.

     The rights will become exercisable upon the earlier to occur of:

     o 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Nanocor common stock, subject to certain exceptions (an "Acquiring Person"), or

     o 10 business days, or such later date as may be determined by Nanocor's board of directors prior to the time any person or group of affiliated or associated persons becomes an Acquiring Person, following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Nanocor common stock.

     The earlier of the dates specified above is called the Rights Distribution Date.

     Until the rights become exercisable, the rights will be evidenced by stock certificates for Nanocor common stock and will be transferable with and only with the shares of Nanocor common stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the rights will be mailed to holders of record of Nanocor common stock as of the close of business on the Rights Distribution Date and the separate right certificates alone will evidence the rights.

     The rights are not exercisable until the Rights Distribution Date. Until a right is exercised, the holder thereof, as such, will have no rights as a Nanocor stockholder, including, without limitation, the right to vote or to receive dividends. The rights will expire 10 years from the date of issuance, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by Nanocor, as described below.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a right, other than rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be null and void), will thereafter have the right to receive upon exercise that number of shares of Nanocor common stock having a market value of two times the exercise price of the right. If Nanocor does not have sufficient shares of common stock to satisfy its obligation to issue common stock, or if Nanocor's board of directors so elects, Nanocor shall deliver upon payment of the exercise price of a right an amount of cash or securities equivalent in value to the shares of Nanocor common stock issuable upon exercise of a right. If Nanocor fails to meet this obligation within 30 days following the date a person becomes an Acquiring Person, Nanocor must deliver, upon exercise of a right but without requiring payment of the exercise price then in effect, shares of Nanocor common stock (to the extent available) and cash equal in value to the difference between the value of the Nanocor common stock otherwise issuable upon the exercise of a right and the exercise price then in effect. Nanocor's board of directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional shares of Nanocor common stock to permit the issuance of Nanocor common stock upon the exercise in full of the rights.

     In the event that, at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, Nanocor is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding shares of Nanocor common stock, Nanocor's board of directors may exchange the rights, other than rights owned by such person or group which have become null and void, in whole or in part, at an exchange ratio of one share of Nanocor common stock per right, subject to adjustment.

     At any time prior to the time any person or group of affiliated or associated persons becomes an Acquiring Person, Nanocor's board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as Nanocor's board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The exercise price payable, and the number of shares of Nanocor Series A junior participating preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

     o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A junior participating preferred stock,

     o upon the grant to holders of the Series A junior participating preferred stock of certain rights or warrants to subscribe for or purchase Series A junior participating preferred stock at a price, or securities convertible into Series A junior participating preferred stock with a conversion price, less than the then current market price of the Series A junior participating preferred stock, or

     o upon the distribution to holders of the Series A junior participating preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A junior participating preferred stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding rights and the number of one one-thousandths of a share of Series A junior participating preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of Nanocor common stock or a stock dividend on Nanocor common stock payable in Nanocor common stock or subdivisions, consolidations or combinations of Nanocor common stock occurring, in any such case, prior to the Rights Distribution Date. With certain exceptions, no adjustment in the exercise price of the rights will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

     The Series A junior participating preferred stock purchasable upon exercise of the rights will not be redeemable. The holders of Series A junior participating preferred stock shall be entitled to receive when as and if declared by Nanocor's board of directors out of funds legally available for that purpose, a quarterly dividend payment in an amount per share, subject to adjustment, equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Nanocor common stock, declared on Nanocor common stock. In the event of liquidation, the holders of the Series A junior participating preferred stock will be entitled to receive an aggregate amount per share, subject to adjustment, equal to 1,000 times the aggregate payment made per share of Nanocor common stock. Each share of Series A junior participating preferred stock will have 1,000 votes, voting together with Nanocor common stock. In the event of any merger, consolidation or other transaction in which shares of Nanocor common stock are exchanged, each share of Series A junior participating preferred stock will be entitled to receive 1,000 times the amount received per share of Nanocor common stock. The rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the Series A junior participating preferred stock, the value of the one one-thousandth interest in a share of Series A junior participating preferred stock purchasable upon exercise of each right should approximate the value of one share of Nanocor common stock.

     The terms of the rights may be amended by Nanocor's board of directors without the consent of the holders of the rights. However, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, Nanocor's board of directors may not amend the terms of the rights in a manner adversely affecting the interests of the holders of the rights, other than the Acquiring Person and its affiliates and associates.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Nanocor on terms not approved by Nanocor's board of directors. The rights should not interfere with any tender offer or merger approved by Nanocor's board of directors since the rights may be redeemed by Nanocor at any time prior to the time that the rights become exercisable.

Transfer Agent and Registrar

     The  transfer   agent  and  registrar   for   Nanocor's   common  stock  is
Computershare Investor Services, Two North LaSalle Street, Chicago, Illinois 60602.

                       WHERE YOU CAN FIND MORE INFORMATION

     Nanocor has filed a registration statement on Form 10 to register with the Securities and Exchange Commission (SEC) the Nanocor common stock. As allowed by SEC rules, this information statement does not contain all of the information that stockholders can find in the registration statement or the exhibits and schedules to the registration statement. You may inspect and copy the registration statement and the exhibits to the registration statement at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the registration statement will also be available to the public from commercial document retrieval services and at the SEC's World Wide Web site at http://www.sec.gov.

     Following the distribution, Nanocor will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

     Nanocor has not authorized anyone to provide you with information that is different from what is contained in this information statement. This information statement is dated _________, 2000. You should not assume that the information contained in the information statement is accurate as of any date other than that date, and neither the mailing of this information statement to stockholders nor the distribution of Nanocor common stock to AMCOL stockholders shall create any implication to the contrary.

Index to Financial Statements and Financial Statement Schedules

                                                                            Page
(1) Financial Statements:

    Independent Auditors' Report.........................................    F-2

    Balance Sheets, September 30, 2000 (unaudited) and December 31, 1999
      and 1998...........................................................    F-3

    Statements of Operations, nine months ended September 30, 2000 and 1999
     (unaudited) and years ended December 31, 1999, 1998 and 1997........... F-4

    Statements of Stockholder's Equity, nine months ended September 30, 2000
      (unaudited) and years ended December 31, 1999, 1998 and 1997.......... F-5

    Statements of Cash Flows, nine months ended September 30, 2000 and 1999
      (unaudited) and years ended December 31, 1999, 1998 and 1997.......... F-6

    Notes to Financial Statements........................................... F-7

     All schedules called for under Regulation S-X are not submitted because they are not applicable or not required, or because the required information is not material.

                          Independent Auditors' Report






The Board of Directors and Stockholder of
Nanocor, Inc.:

     We have audited the financial statements of Nanocor, Inc. (a development stage company) as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nanocor, Inc. as of December 31, 1999 and 1998, and the results of operations and cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


                                                 KPMG LLP


Chicago, Illinois
October 27, 2000

                                  NANOCOR, INC.
                          (a development stage company)
                                 Balance Sheets
           (Dollars in thousands, except share and per share amounts)

                                   ASSETS                                       September 30,           December 31,
                                                                                    2000
                                                                                 (Unaudited)         1999          1998
Current assets:
     Accounts receivable, trade...........................................      $      25          $      71     $      --
     Inventories..........................................................            231                156           107
     Prepaid expenses.....................................................              8                 80             5
     Current deferred tax asset...........................................             30                 30            22
         Total current assets.............................................            294                337           134

Property, plant, equipment, and mineral rights:
     Land and mineral rights..............................................            351                471           424
     Property, plant and equipment........................................         13,721             13,075        12,479
                                                                                   14,072             13,546        12,903
         Less accumulated depreciation....................................          4,166              3,072         1,533
                                                                                    9,906             10,474        11,370
Other assets..............................................................            392                397           238
                                                                                $  10,592          $  11,208     $  11,742

                    LIABILITIES AND STOCKHOLDER'S EQUITY                        September 30,           December 31,
                                                                                    2000
                                                                                 (Unaudited)         1999          1998
Current liabilities:
     Accounts payable.....................................................      $     126          $     260     $      58
     Accrued liabilities..................................................            286                211           204
         Total current liabilities........................................            412                471           262

Long-term obligations:
     Loans and advances from AMCOL........................................             --             22,165        18,437

Deferred income tax liabilities...........................................            590                590           350
Other liabilities.........................................................             20                 18             8
                                                                                      610                608           358
Stockholder's equity:
     Common stock, par value $.01 per share. Authorized
         3,000 shares; issued 1,000 shares................................             --                 --            --
     Additional paid-in capital...........................................         27,858              2,094         2,094
     Deficit accumulated through the development stage....................        (18,288)           (14,130)       (9,409)

                                                                                    9,570            (12,036)       (7,315)
                                                                                $  10,592          $  11,208     $  11,742

                 See accompanying notes to financial statements.

                                  NANOCOR, INC.
                          (a development stage company)
                            Statements of Operations
                             (Dollars in thousands)

                                                              Nine Months Ended
                                                                September 30,                     Year Ended
                                                                 (Unaudited)                     December 31,
                                                              2000          1999        1999         1998         1997
   Net sales.............................................  $     520      $     283    $    478    $      17    $      --
   Costs and expenses:
        Costs of materials consumed......................      1,245            728       1,134          691        1,040
        Research and development.........................      1,862          1,703       2,269        1,982        2,198
        General, selling and administrative..............      1,323          1,108       1,627        1,554        1,357
        Depreciation, depletion and amortization.........      1,275          1,130       1,525          799          501

        Operating loss...................................     (5,185)        (4,386)     (6,077)      (5,009)      (5,096)
   Other income (expense):
        Interest expense.................................     (1,577)        (1,121)     (1,561)      (1,247)        (570)
        Other, net.......................................          2             --          --           --           19
                                                              (1,575)        (1,121)     (1,561)      (1,247)        (551)
        Loss before income tax benefit...................     (6,760)        (5,507)     (7,638)      (6,256)      (5,647)
   Income tax benefit....................................     (2,602)        (1,927)     (2,917)      (2,278)      (2,180)
        Net loss.........................................  ($  4,158)     ($  3,580)   ($ 4,721)   ($  3,978)   ($  3,467)

                 See accompanying notes to financial statements.

                                  NANOCOR, INC.
                          (a development stage company)
                       Statements of Stockholder's Equity
                  (Dollars in thousands, except share amounts)

                                                                Common Stock                            Deficit
                                                                                      Additional      Accumulated
                                                                                       Paid-in        Through the
                                                                                       Capital     Development Stage     Total
                                                             Number
                                                               of
                                                             Shares       Amount
Balance at December 31, 1996............................       1,000       $--       $    2,094       ($  1,964)       $     130
Net loss................................................          --        --               --          (3,467)          (3,467)
Balance at December 31, 1997............................       1,000       $--       $    2,094       ($  5,431)      ($   3,337)
Net loss................................................          --        --               --          (3,978)          (3,978)
Balance at December 31, 1998............................       1,000       $--       $    2,094       ($  9,409)      ($   7,315)
Net loss................................................          --        --               --          (4,721)          (4,721)
Balance at December 31, 1999............................       1,000       $--       $    2,094       ($ 14,130)      ($  12,036)
Net loss for nine months (Unaudited)....................          --        --               --          (4,158)          (4,158)
Capital contribution from AMCOL (Unaudited).............          --        --           25,764              --           25,764
Balance at September 30, 2000 (Unaudited)...............       1,000       $--       $   27,858       ($ 18,288)       $   9,570

                 See accompanying notes to financial statements.

                                                   NANOCOR, INC.
                                           (a development stage company)
                                              Statements of Cash Flows
                                               (Dollars in thousands)

                                                                       Nine Months Ended
                                                                         September 30,                 Year Ended December 31,
                                                                      2000          1999
                                                                          (Unaudited)              1999          1998        1997
    Cash flow from operating activities:
         Net loss...............................................    ($ 4,158)     ($ 3,580)     ($ 4,721)      ($ 3,978)   ($ 3,467)
         Adjustments to reconcile net loss to net cash
             used in operating activities:......................
             Depreciation, depletion, and amortization..........       1,275         1,130         1,525            799         501
             Deferred income taxes..............................          --            --           232             26          52
             Gain on sale of depreciable assets.................          --            --            --             --         (19)
             (Increase) decrease in current assets:
                  Accounts receivable...........................          46           (53)          (71)            11          11
                  Inventories...................................         (75)         (113)          (49)          (107)         --
                  Prepaid expenses..............................          72           (42)          (75)            (5)         44
             Increase (decrease) in current liabilities:
                  Accounts payable..............................        (134)           82           202           (371)        213
                  Accrued liabilities...........................          75            12             7            (83)         53
             (Increase) Decrease in other assets................           5          (159)         (159)            15        (253)
             Increase in other non-current liabilities..........           2            --            10              4           4
                       Net cash used in operating activities....      (2,892)       (2,723)       (3,099)        (3,689)     (2,861)
    Cash flow from investing activities:
         Proceeds from sale of depreciable assets...............          --            --             3             --         159
         Acquisition of land and depreciable assets.............        (707)         (565)         (632)        (2,513)     (6,456)
                      Net cash used in investing activities.....        (707)         (565)         (629)        (2,513)     (6,297)
    Cash flow from financing activities:
         Proceeds from loans and advances from AMCOL............       3,599         3,288         3,728          6,202       9,158

                      Net cash used in financing activities.....       3,599         3,288         3,728          6,202       9,158
    Net increase (decrease) in cash.............................          --            --            --             --          --
    Cash at beginning of period.................................          --            --            --             --          --
    Cash at end of period.......................................    $     --      $     --      $     --       $     --    $     --

    Supplemental disclosures of cash flow information:
    Cash paid for:
         Interest...............................................    $     --      $     --      $     --       $     --    $     --
         Income taxes ..........................................    $     --      $     --      $     --       $     --    $     --
    Capital contribution from AMCOL effected through
         forgiveness of intercompany loans and advances.........    $ 25,764      $     --      $     --       $     --    $     --

                 See accompanying notes to financial statements.

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                             (Dollars in thousands)

(1)  Summary of Significant Accounting Policies

     Company Operations

     Nanocor, Inc. (Nanocor or the Company) develops, markets and sells high purity, conditioned montmorillonite clays for use in a variety of plastic nanocomposites. Nanocor is a wholly owned subsidiary of AMCOL International Corporation (AMCOL or the Parent). AMCOL has announced its intention to distribute to its stockholders all of its interest in Nanocor.

     Since inception, the Company has devoted substantially all of its efforts to business planning and development activities. Accordingly, the Company is in the development stage, as defined by Statement of Financial Accounting Standards
(SFAS) No. 7, Accounting and Reporting by Developmental Stage Enterprises.

     Basis of Presentation

     The financial statements have been prepared using the historical basis in the assets and liabilities of the Company and the allocation policies described in note 2 to the financial statements as of and for all periods presented. Management believes that the statements of operations include a reasonable allocation of administrative costs, which are described in note 2, incurred by AMCOL on behalf of Nanocor. However, these financial statements may not necessarily reflect Nanocor's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had Nanocor been an independent public company during the periods presented.

     Unaudited Interim Results

     The accompanying unaudited interim financial statements as of September 30, 2000 and for the nine month periods ended September 30, 2000 and 1999, have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation have been included. Results for an interim period are not necessarily indicative of expected results for the full fiscal year.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Inventories

     Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(1)  Summary of Significant Accounting Policies (Continued)

     Property, Plant, Equipment, and Mineral Rights

     Property, plant, equipment, and mineral rights are carried at cost. Depreciation is computed using the straight-line method for all of the assets. Mineral rights are depleted using the units of production method.

     Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled.

     Revenue Recognition

     Product revenue is recognized when products are shipped to customers. Allowances for discounts, rebates, and estimated returns are recorded at the time of sale.

     Research and Development

     Research and development costs are expensed as incurred.

     Impairment of Long-Lived Assets

     The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows.

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(2)  Transactions with AMCOL

     The following represents those transactions and services AMCOL provided to Nanocor as of and for all periods presented.

     Income Taxes

     The Company's results of operations are included in the consolidated income tax returns of AMCOL. Current and deferred income taxes are determined by the Company as if taxes were computed on a stand-alone basis. Current income taxes are settled through the advance account with AMCOL. The presentation and disclosure in Note 5 is made on this basis.

     Cash Management and Advances

     AMCOL manages the cash not considered necessary for current operating requirements of certain of its subsidiaries including the Company. Cash not needed for current operations is advanced to AMCOL at the prime commercial rate; cash is advanced by AMCOL on the same basis. In addition to these working capital advances, AMCOL also provides long-term financing to the Company.

     All advances from AMCOL are included in advances and loans from AMCOL in the accompanying balance sheets. Interest income and expense on such loans and advances are included in interest expense in the accompanying statements of operations.

     Nanocor, Inc. had a revolving credit agreement with AMCOL through September 30, 2000. All amounts outstanding under the credit line were subject to interest at the prime commercial rate charged by Harris Trust and Savings Bank. The amounts outstanding under this arrangement at December 31, 1999 and 1998 were $22,165 and $18,437, respectively. Effective September 30, 2000, the Board of Directors of AMCOL approved the forgiveness of the Company's obligations through a capital contribution to the Company equal to the outstanding loan balance on that date of $25,764. AMCOL expects to continue to make capital contributions equal to its advances to the Company through the date of the distribution.

     Parent Allocation Policies

     During the periods presented, the Company was charged a fee by AMCOL for certain expenses related to treasury, legal, insurance, payroll administration, human resources, lease expense and various other services. For purposes of preparing the accompanying financial statements, each of these types of costs were reviewed individually in order to determine the allocated cost assuming Nanocor had been operated as a stand-alone public company. The cost allocated to the Company was estimated based on this review.

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(2)  Transactions with AMCOL (continued)

     In management's opinion, the methods used in allocating expenses are reasonable. However, they may not necessarily reflect Nanocor's costs in the future or the amounts that would have been incurred had Nanocor been a separate, stand-alone entity during the periods presented.

     Product Sales

     The Company's results of operations reflect sales of purified montmorillonite clay to certain AMCOL affiliates. Sales to AMCOL affiliates were $438 in the nine months ended September 30, 2000, and $425 and $8 for the twelve months ended December 31, 1999 and 1998, respectively.

     Stock Option Plans

     AMCOL

     Eligible employees of the Company participate in AMCOL's stock option plans. Each option granted has an exercise price of 100% of the market value of the common stock on date of grant. The contractual life of each option is generally ten to fifteen years and substantially all options vest in one to four years. AMCOL accounts for its stock options under the provisions of APB Opinion No. 25 Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for such stock option plans and therefore, no amount of compensation cost has been allocated to the Company.

     Nanocor

     Nanocor has adopted the Nanocor, Inc. 2000 Stock Plan, and AMCOL, as the sole stockholder, has approved the plan. No shares have been reserved and no grants have been made under this plan.

Employee Benefit Plans

     Employees of the Company participate in a savings plan sponsored by AMCOL. The Company contributes an amount equal to an employee's contribution up to a maximum of 4% of the employee's annual earnings. Company contributions under the savings plan were $45 in 1999, $49 in 1998 and $56 in 1997.

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(3)  Inventories

     Inventories consisted of:

                                                                             September 30,         December 31,
                                                                                  2000
                                                                              (Unaudited)        1999        1998
      In-process inventories.............................................        $     88       $      31   $      --
      Raw material, container, and supplies inventories..................             143             125         107
                                                                                 $    231       $     156   $     107

(4)  Property, Plant, Equipment, and Mineral Rights

Property, plant, equipment, and mineral rights consisted of the following:

                                                                                                        Depreciation/
                                                                                                         Amortization
                                                         September 30,          December 31,             Annual Rates
                                                              2000
                                                          (Unaudited)
                                                                              1999         1998
   Land and mineral rights...........................     $     351        $     471    $     424
   Buildings and improvements........................         2,716            3,545        2,689            6.7%
   Machinery and equipment...........................        11,005            9,530        9,790       12.5% to 50.0%
                                                          $  14,072        $  13,546    $  12,903

(5)  Income Taxes

     The components of income tax benefit for the years ended December 31, 1999, 1998 and 1997 consisted of:

                                                                             Year Ended December 31,
                                                                          1999         1998        1997
     Provision for income taxes:
          Federal:
              Current.................................................  ($  2,767)  ($  1,991)    ($ 1,950)
              Deferred................................................        211          24           47
                                                                        ($  2,556)  ($  1,967)    ($ 1,903)
          State:
              Current.................................................       (382)       (313)        (282)
              Deferred................................................         21           2            5
                                                                             (361)       (311)        (277)
                                                                        ($  2,917)  ($  2,278)    ($ 2,180)

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(5)  Income Taxes (continued)

     The components of the deferred tax assets and liabilities as of December 31, 1999 and 1998 were as follows:

                                                                                      December 31,
                                                                                    1999        1998
   Deferred tax assets attributable to:
        Compensation, due to temporarily non-deductible accruals...............   $      30    $      22
            Total deferred tax assets..........................................          30           22
   Deferred tax liabilities attributable to:
        Plant and equipment, due to differences in depreciation................        (590)        (350)
            Total deferred tax liabilities.....................................        (590)        (350)
            Net deferred tax liability.........................................   ($    560)   ($    328)

     The following analysis reconciles the statutory Federal income tax rate to the effective tax rates:

                                                                1999                      1998                     1997
                                                                     Percent                  Percent                   Percent
                                                                    of Pretax                of Pretax                 of Pretax
                                                        Amount       Income       Amount       Income      Amount       Income
    Income taxes at statutory rate.................    ($  2,673)    35.0%       ($  2,189)      35.0%    ($  1,977)    35.0%
    Increase (decrease) in taxes resulting from:
    State taxes....................................         (248)     3.3             (203)       3.3          (184)     3.3
    Other..........................................            4      (.1)             114       (1.9)          (19)      .3
                                                       ($  2,917)    38.2%       ($  2,278)      36.4%    ($  2,180)    38.6%

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(6)  Leases

     The Company leases certain office equipment and facilities. Total rent expense under operating lease agreements was approximately $109, $107 and $105 in 1999, 1998 and 1997, respectively.

     The following is a schedule of future minimum lease payments for operating leases (with initial terms in excess of one year) as of December 31, 1999:

                                                               Operating Leases
Year ending December 31:
2000........................................................         $     112
2001........................................................                84
2002........................................................                87
2003........................................................                89
Total minimum lease payments................................         $     372

(7)  Accrued Liabilities

     Accrued liabilities are comprised of the following:

                                                                  September 30,
                                                                       2000
                                                                   (Unaudited)          December 31,
                                                                                      1999        1998
Accrued property taxes......................................        $       17       $   42      $   10
Accrued vacation pay........................................                62           78          50
Accrued payroll and bonus...................................               154           62          93
Other.......................................................                53           29          51
                                                                    $      286       $  211      $  204

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(8)  Cumulative Operating Information

     The cumulative revenues, expenses, and cash flows of Nanocor from its inception on August 21, 1995 through December 31, 1999 were as follows:

                                                            From Inception to
                                                            December 31, 1999
   Net sales.............................................      $      495
   Costs and expenses:
        Costs of materials consumed......................           3,244
        Research and development.........................           7,817
        General, selling and administrative..............           5,393
        Depreciation and amortization....................           3,295

        Operating loss...................................         (19,254)
   Other income (expense):
        Interest expense.................................          (3,438)
        Other............................................              19
                                                                   (3,419)
        Loss before income tax benefit...................         (22,673)
   Income tax benefit....................................          (8,543)
        Net loss.........................................      ($  14,130)

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(8)  Cumulative Operating Information (continued)

                                                                      From Inception to
                                                                      December 31, 1999
    Cash flow from operating activities:
         Net loss...............................................         ($  14,130)
         Adjustments to reconcile net loss to net cash
             used in operating activities:......................
             Depreciation, depletion, and amortization..........              3,295
             Deferred income taxes..............................                560
             Gain on sale of depreciable assets.................                (19)
             (Increase) decrease in assets:
                  Accounts receivable...........................                (71)
                  Inventories...................................               (156)
                  Prepaid expenses..............................                (80)
                  Other.........................................               (397)
             Increase (decrease) in current liabilities:
                  Accounts payable..............................                260
                  Accrued liabilities...........................                229
                      Net cash used in operating activities                 (10,509)
    Cash flow from investing activities:
         Proceeds from sale of depreciable assets...............                162
         Acquisition of land and depreciable assets.............            (13,912)
                      Net cash used in investing activities.....            (13,750)
    Cash flow from financing activities:
         Capital contribution from AMCOL........................              2,094
         Proceeds from loans and advances from AMCOL............             22,165
                      Net cash used in financing activities.....             24,259
    Net increase (decrease) in cash.............................                 --
    Cash at beginning of period.................................                 --
    Cash at end of period.......................................         $       --

                                  NANOCOR, INC.
                          (a development stage company)
                          Notes to Financial Statements
                                   (Continued)
                             (Dollars in thousands)

(9)  Quarterly Results (Unaudited)

     Unaudited summarized results for each quarter in 1999 and 1998 are as follows:

                                                                      1999 Quarter
                                                 First          Second           Third          Fourth
Net sales..............................         $      2       $    115        $    166        $    195
Operating loss.........................        ($  1,447)     ($  1,582)      ($  1,357)      ($  1,691)
Net loss...............................        ($  1,163)     ($  1,256)      ($  1,161)      ($  1,141)

                                                                      1998 Quarter
                                                 First          Second           Third          Fourth
Net sales...................................    $      9       $     --        $     --        $      8
Operating loss..............................   ($  1,535)     ($  1,279)      ($  1,050)      ($  1,145)
Net loss....................................   ($  1,165)     ($  1,025)      ($    897)      ($    891)